SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                     FORM 10-A

                 (Amendment No.1 to Form 10 Filed April 30, 2004)

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                       Pursuant to Section 12(b) or (g) of
                       The Securities Exchange Act of 1934

                SALOMON SMITH BARNEY FAIRFIELD FUTURES FUND L.P.
                    (Exact name of registrant as specified in
                       its limited partnership agreement)



       New York                                   04-3621353
(State or other jurisdiction                 (I. R. S. Employer
of incorporation or organization)            Identification No.)


  399 Park Avenue-7th floor
     New York, New York                            10022
(Address of principal executive                 (Zip Code)
offices)

Registrant's telephone number,
including area code                            212-559-2011

Securities to be registered pursuant to Section 12(b) of the Act:


         Title of each class                 Name of each exchange on
         to be so registered                 which each class is to be
                                             registered
         ____________________                _______________________

         ____________________                _______________________


Securities to be registered pursuant to Section 12(g) of the Act:

                      Units of Limited Partnership Interest
                      --------------------------------------
                                (Title of Class)

Item 1. Business

     (a) General development of business. Salomon Smith Barney Fairfield Futures Fund L.P. (the "Partnership") is a limited partnership which was organized on March 25, 2002 under the partnership laws of the State of New York. The objective of the Partnership is to achieve capital appreciation through speculative trading in U.S. and international futures, options on futures and forward markets (collectively, "Commodity Interests"). The Partnership may also engage in swaps transactions and other derivative transactions with the approval of the General Partner (defined below). To accomplish its objective, the Partnership allocates its assets to Graham Capital Management, L.P.'s K4 Program at 150% Leverage (as described below). The Partnership is not registered under the Investment Company Act of 1940 as a mutual fund or otherwise. At December 31, 2003, net assets of the Partnership totaled $153,310,380.

     Citigroup Managed Futures LLC, formerly known as Smith Barney Futures Management LLC, a Delaware limited liability company, is the Partnership's general partner and commodity pool operator (the "General Partner").

     During the initial offering period (April 15, 2002 to June 4, 2002), the Partnership sold 12,424 redeemable units of Limited Partnership Interest
("Redeemable Units") at $1,000 per Redeemable Unit. In order to form the Partnership, the General Partner and David J. Vogel, as the initial limited partner, each contributed $1,000 to the Partnership for one unit of partnership interest. The General Partner contributed an additional 125 unit equivalents. As of December 31, 2003, Mr. Vogel owned 35 Redeemable Units. The Partnership commenced its operations on June 5, 2002. No securities which represent an equity interest or any other interest in the Partnership trade on any public market.

     The Partnership has authorized for sale 110,000 Redeemable Units. The Partnership is not currently offering Redeemable Units. Redeemable Units may be offered privately only to persons and entities who are accredited investors as that term is defined in Rule 501(a) of Regulation D as well as to a limited number of persons who are not accredited investors but who have either (i) a net worth (exclusive of home, furnishings and automobiles) individually or jointly with their spouse of at least three times their investment in the Partnership (the minimum investment for which is $25,000) or (ii) gross income for the past two years and projected gross income for the current year of not less than three times their investment in the Partnership (the minimum investment for which is $25,000) for each year. Sales and redemptions of Redeemable Units and general partner contributions and redemptions for the year ended December 31, 2003 and for the period from March 25, 2002 (date Partnership was organized) to December 31, 2002 are reported in the Statement of Partners' Capital under "Item 13. Financial Statements and Supplementary Data". A total of 102,107.0423 Redeemable Units have been sold as of December 31, 2003. On December 31, 2003, the Net Asset Value per Redeemable Unit was $1,788.14.

     Citigroup Global Markets Inc. ("CGM"), formerly known as Salomon Smith Barney Inc., acts as the Partnership's commodity broker, pursuant to a customer agreement, dated as of April 15, 2002 (the "Customer Agreement"), by and between the Partnership and CGM. The Customer Agreement is attached as Exhibit 10.2 hereto. CGM is also the Partnership's selling agent pursuant to an agency agreement, dated as of April 15, 2002, attached as Exhibit 10.3 hereto.

     The General Partner is the surviving company of a merger that occurred on August 2, 1993 merging three commodity pool operators: Smith Barney Futures Partners, Inc., Lehman Brothers Capital Management Corp. and Hutton Commodity Management Inc. The General Partner changed its form of organization from a corporation to a Delaware limited liability company effective October 1, 1999. The General Partner is registered as a commodity pool operator and commodity trading advisor with the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Futures Association (the "NFA") under the registration and memberships of Smith Barney Futures Partners, Inc., which became registered with the CFTC as a commodity pool operator and a member of the NFA on September 2, 1986. Registration as a commodity pool operator or as a commodity trading advisor requires annual filings setting forth the organization and identity of the management and controlling persons of the commodity pool operator or commodity trading advisor. In addition, the General Partner prepares and distributes monthly account statements and audited annual reports of the Partnership to each limited partner in accordance with CFTC regulations 4.22(a),
(b) and (c). Limited partners of the Partnership are permitted to review the Partnership's and the General Partner's CFTC filings at the General Partner's offices. In addition, the CFTC has authority under the Commodity Exchange Act (the "CEA") to require and review books and records of, and review documents prepared by, a commodity pool operator or a commodity trading advisor. The CFTC has adopted regulations which impose certain disclosure, reporting and recordkeeping requirements on commodity pool operators and commodity trading advisors. The CFTC is authorized to suspend a person's registration as a commodity pool operator or commodity trading advisor if the CFTC finds that such person's trading practices tend to disrupt orderly market conditions, that any controlling person thereof is subject to an order of the CFTC denying such person trading privileges on any exchange, and in certain other circumstances. The NFA is a self regulatory organization that regulates firms and individuals that conduct futures trading business with public customers.

     The General Partner is wholly owned by Citigroup Global Markets Holdings Inc. ("CGMH"), formerly known as Salomon Smith Barney Holdings Inc., which is also the sole owner of CGM. CGMH is itself a wholly owned subsidiary of Citigroup Inc. ("Citigroup"), a publicly held company whose shares are listed on the New York Stock Exchange and which is engaged in various financial services and other businesses.

     Under the limited partnership agreement of the Partnership, dated as of March 25, 2002, (the "Limited Partnership Agreement"), the General Partner has sole responsibility for the administration of the business and affairs of the Partnership, but may delegate trading discretion to one or more trading advisors. The Partnership pays the General Partner a monthly administrative fee in return for its services to the Partnership equal to 1/12 of 1/2% (1/2% per year) of month-end adjusted Net Assets (defined below) of the Partnership.

     The General Partner currently has a management agreement dated as of April 10, 2002, (the "Management Agreement"), attached as Exhibit 10.1 hereto, in effect with Graham Capital Management, L.P. (the "Advisor" or "Graham"), pursuant to which the Advisor manages the Partnership's assets. The Partnership pays the Advisor a monthly management fee equal to 1/6 of 1% (2% per year) of the adjusted month-end Net Assets of the Partnership. The Advisor also receives an incentive fee equal to 20% of new trading profits earned in each calendar quarter. Pursuant to the express terms of the Management Agreement, the Advisor is considered to be an independent contractor of the Partnership. The Management Agreement expires each June 30th and may be renewed by the General Partner, in its sole discretion, for additional one-year periods upon notice to the Advisor not less than 30 days prior to the expiration of the previous period. The Advisor has managed the Partnership's assets since the Partnership commenced operations. The General Partner selected the Advisor on the basis of the trading strategies employed by the Advisor and the Advisor's experience in commodity trading. The General Partner may, in its discretion, select and appoint additional or replacement trading advisors for the Partnership.

     CGM will pay monthly interest to the Partnership on 80% of the average daily equity maintained in cash in U.S. dollars in the Partnership's accounts during each month (i.e., the sum of the daily cash balances in such accounts divided by the number of calendar days in that month) at a 30-day Treasury bill rate determined weekly by CGM based on the average non-competitive yield on 3-month U.S. Treasury bills maturing in 30 days (or on the maturity date closest thereto) from the date on which such weekly rate is determined, and/or CGM will place up to all of the Partnership's assets in 90-day Treasury bills and pay the Partnership 80% of the interest earned on the Treasury bills purchased.

     CGM will pay interest to the Partnership on 100% of the average daily equity maintained in cash in non-U.S. currencies in the Partnership's account. Credit balances denominated in non-U.S. currencies will receive interest at the local short-term rate applicable to the respective non-U.S. currency as determined by CGM minus 100 basis points. If CGM covers a deficit (as a result of margin fluctuations and/or contract settlement) in the Partnership's account in non-U.S. currencies, the account will be charged interest at the applicable local short-term rate as determined by CGM plus 100 basis points.

     Deficits denominated in U.S. dollars will not incur an interest charge. The General Partner will endeavor to minimize the amount of foreign currency balances carried in the Partnership's account to the extent practicable.

Competition

     The Partnership operates in a competitive environment in which it faces several forms of competition, including, without limitation:

          o    The Partnership competes with other pools for investors.

          o    The  Advisor  may  compete  with other  traders in the markets in
               establishing   or   liquidating   positions   on  behalf  of  the
               Partnership.

          o The Partnership competes with other individual and pooled accounts traded by the Advisor in entering into and liquidating contracts for the Partnership. When similar orders are entered at the same time, the prices at which the Partnership's trades are filled may be less favorable than the prices allocated to the other accounts. Some orders may be difficult or impossible to execute in markets with limited liquidity where prices may rise or fall sharply in response to orders entered. Furthermore, if the price of a futures contract has moved to and is locked at its permitted one-day price move limit, the Advisor may be unable to liquidate winning or losing positions without incurring additional losses. The Advisor is required to use an allocation methodology that is fair to all of its customers. The Advisor attempts to minimize the impact of different prices received on orders.

Conflicts of Interest

     Other than as described below, neither the Advisor, the General Partner, CGM nor any of their principals have any actual or potential conflicts of interest in their relationship with the Partnership. The Partnership's offering memorandum and Limited Partnership Agreement disclosed these conflicts and limited partners acknowledged and consented to them at the time their investments were made.

          (1)  Relationship among the Partnership, the General Partner and CGM

     The General Partner is an affiliate of CGM, the commodity broker and selling agent for the Partnership. As a result of this affiliation, the following conflicts arise:

          o The affiliation between the General Partner and CGM creates a potential conflict in that fees paid to CGM have not been set by "arm's length" negotiation and the General Partner has no incentive to replace CGM as commodity broker of the Partnership.

          o The General Partner, in its discretion, determines whether any distributions are made. To the extent that profits are retained by the Partnership rather than distributed, net assets and therefore the amount of brokerage fees paid to the General Partner and to CGM will increase. In addition, the amount of funds in segregated accounts at banks that extend overdraft privileges to CGM will be greater to the extent that profits are retained. The General Partner may have an interest in selecting trading advisors that will generate a small number of trades, thus incurring only small incidental charges (such as NFA fees), so that net assets remain relatively higher.

          o A limited partner's financial consultant has a financial incentive to recommend that it purchase and not redeem Redeemable Units even when it is not in its best interest to remain invested in the Partnership because he or she will receive ongoing compensation for providing service to the limited partner's account.

     Notwithstanding the potential conflicts of interest resulting from these multiple relationships, the Limited Partnership Agreement specifically permits the General Partner to enter into contracts on behalf of the Partnership with or for the benefit of the General Partner and its affiliates, including CGM. Such contracts include the Customer Agreement with respect to brokerage services entered into by the Partnership and CGM.

          (2)  Accounts of CGM, the General Partner and their Affiliates

     CGM, the General Partner, and its officers, directors and employees may trade in commodity contracts for their own accounts. CGM is a futures commission merchant and effects transactions in commodity contracts for its customers. The General Partner over the last five years has sponsored and established over 30 commodity pools and may sponsor or establish other commodity pools. As of December 31, 2003, the General Partner acted as general partner or trading manager to 23 active, public, private and offshore pools with assets of approximately $1.9 billion and may operate additional commodity pools in the future. The General Partner will not knowingly or deliberately favor any such pools over the Partnership in its dealings on behalf of such pools. Nevertheless, possible conflicts that arise from trading these accounts include:

          o CGM, as the Partnership's broker, could effect transactions for the Partnership in which the other parties to the transactions are its officers, directors or employees or its customers, including other funds sponsored by the General Partner.

          o These persons might unknowingly compete with the Partnership in entering into contracts.

     The records of any such trading will not be available for inspection by limited partners. Neither will the General Partner have access to such records, except for those of accounts that it operates or manages. CFTC regulations require that CGM transmit to the floor each futures or options order received for customers executable at or near the market price before any competing order for any of its own proprietary accounts. Transactions in forward, spot and swap contracts are not governed by any similar regulations.

     (3) Accounts of the Advisor and its Affiliates

     The Advisor manages and operates the accounts of clients other than the Partnership, including other commodity pools, and intends to manage and operate other accounts in the future. The Advisor currently advises other pools operated by the General Partner. In addition, the Advisor, its principals and affiliates may trade for their own accounts. Conflicts that arise from this trading include:

          o The Advisor or its principals or affiliates may sometimes take positions in their proprietary accounts that are opposite or ahead of the Partnership. Trading ahead of the Partnership presents a conflict because the trade first executed may receive a more favorable price than the same trade later executed for the Partnership.

          o The Advisor may have financial incentives to favor other accounts over the Partnership because of differing fee structures. The Advisor currently trades other client accounts that pay higher advisory fees than the Partnership. Accounts managed by the Advisor in the future may pay higher fees as well.

          o Other individual and pooled accounts traded by the Advisor will compete with the Partnership in entering into and liquidating contracts for the Partnership. When similar orders are entered at the same time, the prices at which the Partnership's trades are filled may be less favorable than the prices allocated to the other accounts. Some orders may be difficult or impossible to execute in markets with limited liquidity where prices may rise or fall sharply in response to orders entered. Furthermore, if the price of a futures contract has moved to and is locked at its permitted one-day price move limit, the Advisor may be unable to liquidate winning or losing positions without incurring additional losses. The Advisor is required to use an allocation methodology that is fair to all of its customers. The Advisor attempts to minimize the impact of different prices received on orders.

          o The Advisor may be required to revise trading orders as a result of the aggregation for speculative position limit purposes of all accounts traded, owned or controlled by the Advisor. The more accounts the Advisor has under management, the more likely the Advisor is to be constrained by position limits. In this case, the Advisor will modify its orders in a manner that will not disproportionately affect the Partnership.

     Limited partners do not have access to the trading records of the other accounts managed by the Advisor or its principals through CGM nor the records of trading accounts managed by the Advisor or its principals at other commodity brokers. The General Partner, however, does have access to the trading accounts managed by the Advisor on behalf of other funds for which it acts as general partner. The General Partner will not have access to the accounts traded by the Advisor or its principals at other commodity brokers or on behalf of other general partners.

     (4) Other Activities of CGM

     CGM maintains a commodity research department that makes trading recommendations on a daily basis. These trading recommendations may include transactions that are similar or opposed to transactions of the Partnership. The trading records of such recommendations will not be made available to limited partners.

Trading Methods

     Graham trades actively in both U.S. and foreign markets, primarily in futures contracts, forward contracts, spot contracts and associated derivative instruments such as options and swaps. Graham engages in exchange for physical
(EFP) transactions, which involve the exchange of a futures position for the underlying physical commodity without making an open competitive trade on an exchange. Graham at times will trade certain instruments, such as forward foreign currency contracts, as a substitute for futures or options traded on futures exchanges. Instruments and contracts not traded on any organized exchange may be entered into with banks, brokerage firms or other financial institutions as counterparties. Graham currently trades swaps for other clients, including K4 clients.

Systematic Trading

     Graham's trading systems rely primarily on technical rather than fundamental information as the basis for their trading decisions. Graham's systems are based on the expectation that they can over time successfully anticipate market events using quantitative mathematical models to determine their trading activities, as opposed to attempting properly to forecast price trends using subjective analysis of supply and demand.

     Graham's core trading systems are primarily very long term in nature and are designed to participate selectively in potential profit opportunities that can occur during periods of sustained price trends in a diverse number of U.S. and international markets. The primary objective of the core trading systems is to establish positions in markets where the price action of a particular market signals the computerized systems used by Graham that a potential trend in prices is occurring. The systems are designed to analyze mathematically the recent trading characteristics of each market and statistically compare such characteristics to the long-term historical trading pattern of the particular market. As a result of this analysis, the systems will utilize proprietary risk management and trade filter strategies that are intended to benefit from sustained price trends while reducing risk and volatility exposure.

     Graham utilizes discretion in connection with its systematic trading programs in determining which markets warrant participation in the programs, market weighting, leverage and timing of trades for new accounts. Graham also may utilize discretion in establishing positions or liquidating positions in unusual market conditions where, in its sole discretion, Graham believes that the risk-reward characteristics have become unfavorable. When the volume of buy and sell orders in a market is small relative to the size of an order that Graham wants to execute for the Partnership, it is more difficult to execute the order at the desired price or to quickly exit a losing position.

     In addition to Graham's core trading systems, Graham has developed various trading systems that are not true trend-following systems. The Graham Selective Trading Program, which was developed in 1997, relies in part on a pattern recognition model based on volatility.

Discretionary Trading

     The Discretionary Trading Group was established at Graham in February 1998. Unlike Graham's systematic trading programs, which are based almost entirely on computerized mathematical models, the Discretionary Trading Group determines its trades subjectively on the basis of personal assessment of trading data and trading experience. Graham believes its traders benefit from Graham's experience in systematic trading and trend identification. Graham believes that this experience has proven helpful in enabling the Discretionary Trading Group to take advantage of significant market trends when they occur and, equally important, Graham believes that the Discretionary Trading Group has the potential to profit from trend reversals as well. Additionally, Graham makes available extensive technical and fundamental research resources to the Discretionary Trading Group in an effort to improve its competitive performance edge over time.

     No assurance can be given that Graham's trading methods will be profitable.

Trading Programs

     Graham trades the Partnership's assets in accordance with its K4 Program at 150% Leverage, as described below. Graham also offers the K4 Program at a standard (100%) leverage level. Margin requirements over time are expected to average about 15% to 20% of equity for accounts traded by Graham at standard leverage when brokers establish margin requirements at exchange minimums. At 150% leverage, Graham expects aggregate margin for all positions in the Partnership's account over time to average about 20% to 30% of equity, assuming exchange-imposed minimums apply. Increased leverage will alter risk exposure and may lead to greater profits and losses and trading volatility.

     In extraordinary market conditions Graham may reduce leverage and portfolio risk if it believes that it is in the best interest of its clients to do so. While such actions are anticipated to occur very infrequently, no assurance can be given that Graham's actions will enhance performance.

     With the prior approval of the general partner, Graham may in the future engage in swap transactions on behalf of the Partnership. Graham currently trades swaps for other K4 clients.

     Subject to the prior approval of the general partner, Graham may, at any time, trade all or a portion of the Partnership's assets allocated it pursuant to one or more of Graham's other futures programs, and at an increased or reduced rate of leverage.

K4 Program

     The K4 Program was developed in 1998 and commenced trading operations in January 1999. The K4 Program uses a mathematical model to identify certain price patterns that have very specific characteristics indicating that there is a high probability that a significant directional move will occur. The K4 Program will normally enter or exit a position only when a significant price and volatility spike takes place. K4 will normally maintain a neutral position in 50% of the markets in the portfolio.

     The K4 Program trades in approximately 65 markets. As of December 31, 2003, the allocation of risk exposure for the K4 Program was:

      Foreign exchange             36%
      Global interest rates        27%
      Stock index futures          18%
      Agricultural futures          5%
      Metals                        6%
      Energy                        8%

     In addition to the K4 Program, as of December 31, 2003, Graham trades the following futures programs: its Global Diversified Program, the Graham Selective Trading Program, the Proprietary Matrix Program and the Fed Policy Program.

     Graham's success depends to a great extent upon the occurrence of market conditions favorable to its trading strategy. Factors such as lack of major price trends or increased governmental control of, or participation in, the markets, may reduce Graham's ability to trade profitably in the future.

Additional Information About the Partnership

     The Partnership is a continuously and privately offered single-advisor pool, as those terms are defined in Part 4 of the CFTC regulations.

Fees and Expenses

     Based on $153 million in net assets (the approximate size of the Partnership as of December 31, 2003), an investment of $25,000 (the current minimum investment) must earn profits of $1,724.71 in order to "break-even" at the end of one year of trading. The estimated fees and expenses that determine these amounts have been calculated in the sequence used by the Partnership. Therefore, each item of expense and the related percentage of the minimum investment amount, reflects the Partnership's effective cost structure.


                                                          $153,000,000 (1)
                                                 -------------------------------

         Minimum Investment Amount                            $25,000
                                                 -------------------------------
                                                  Dollar Amount       Percentage
                                                  ------------        ----------
Advisor's Management Fee (2)                           $473.87           1.90%
Brokerage Fees                                        1,132.83           4.53
Transaction Fees                                        151.04           0.61
General Partner Administrative Fee                      118.47           0.47
Initial Offering Expenses                                 2.50           0.01
Operating Expenses                                       20.00           0.08
                                                      --------           -----
          Total Fees                                 $1,898.71           7.60%

Interest Income                                       $(174.00)         (0.70%)
                                                      --------          ------
Amount of Trading Income Required for the
   Partnership's Net Asset Value per
   Redeemable Unit at the End of One Year
   to Equal the Minimum Investment Amount            $1,724.71
                                                      ========
Percentage of Minimum Investment Amount                                  6.90%
                                                                         =====

     (1) The break-even table reflects only the approximate size of the Partnership as of December 31, 2003. It does not reflect a maximum account size because the Partnership currently is not offering Redeemable Units.

     (2) Because the management fee is based on net assets (assets as reduced by brokerage charges accrued and other liabilities of the Partnership), the management fee does not equal exactly 2% of the minimum investment amount. The Advisor's incentive fee has not been included in the computation of break-even point per minimum investment amount since it is paid, if at all, after the deduction of all of the Partnership's expenses.

     The Partnership pays the Advisor a monthly management fee at an annual rate of 2% of adjusted net assets allocated to the Advisor (computed monthly by multiplying the adjusted net assets of the Partnership as of the last business day of each month by 2% and multiplying the result thereof by the ratio which the total number of calendar days in that month bears to the number of days in the year). For purposes of calculating the management fee, adjusted net assets are "net assets" increased by the current month's incentive fee accrual, the General Partner's administrative fee and any redemptions or distributions as of the end of such month.

     Net assets are defined in the Limited Partnership Agreement as the total assets of the Partnership including all cash, Treasury bills, accrued interest, and the market value of all open commodity positions maintained by the Partnership, less brokerage charges accrued and less all other liabilities of the Partnership. Net assets equal net asset value. Net asset value of a Redeemable Unit means net asset value divided by the aggregate number of all units of limited and general partnership interest outstanding.

     The Partnership pays the Advisor an incentive fee payable quarterly equal to 20% of new trading profits earned by the Advisor during each quarter. New trading profits are defined as the excess, if any, of net assets managed by the

Advisor at the end of the calendar quarter over the higher of net assets allocated to the Advisor at the date trading commenced, or net assets managed by the Advisor at the end of the highest previous calendar quarter. New trading profits are further adjusted to eliminate the effect of various non-trade-related activities on net assets. These activities may include new capital contributions, redemptions, reallocations or capital distributions, organizational and offering expenses and interest or other income earned on the Partnership's assets. Interest income earned, if any, will not be taken into account in computing new trading profits earned by the Advisor. Substantial incentive fees may be paid to the Advisor during a year even though the Partnership may incur a net loss for the full year.

     If any incentive fee is paid to the Advisor, and the Advisor incurs a net loss for any subsequent period, the Advisor will retain the amount previously paid in respect of new trading profits. The Advisor, however, will not be paid additional incentive fees until the Advisor recovers the net loss incurred and earns additional new trading profits for the Partnership. If net assets allocated to the Advisor are reduced due to net redemptions, distributions or reallocations, any loss that the Advisor must recover before another incentive fee is paid will be proportionately reduced.

     In addition, upon the expiration of the Management Agreement with the Advisor and/or upon the selection of replacement advisors, the General Partner will have to negotiate the management and/or incentive fees to be paid to the new trading advisor. Such fees could be either higher or lower than those currently charged by the Advisor.

     The Partnership pays the General Partner an administrative fee equal to 0.5% per year of adjusted net assets payable monthly. For purposes of calculating this fee, adjusted net assets are "net assets" increased by the current month's incentive fee accrual and any redemptions or distributions as of the end of such month.

     The Partnership pays CGM a monthly brokerage fee equal to 4.5% per year of the adjusted month-end net assets (computed monthly by multiplying the adjusted net assets of the Partnership as of the last business day of each month by 4.5% and multiplying the result thereof by the ratio that the total number of calendar days in that month bears to the number of days in the year). For purposes of calculating the brokerage fee, adjusted net assets are "net assets" increased by that current month's management fee, incentive fee accrual, other expenses and any redemptions or distributions as of the end of such month. Brokerage fees include floor brokerage. In addition, the Partnership pays CGM (or reimburses CGM if previously paid) for the exchange, clearing, give-up, user and NFA fees, which are payable on a per transaction basis. Although it is impossible to predict exactly the amount of these per transaction fees payable by the Partnership, based on the past performance of the Advisor, the aggregate of such fees is estimated at approximately 0.6% of net assets per year.

     CGM pays a portion of the brokerage fee it receives from the Partnership to its financial consultants who place units in this offering and who are registered with the CFTC as associated persons of CGM. As compensation for their services, the financial consultants may be credited with up to 90% of the brokerage commissions. The services provided by the financial consultants include (i) answering questions regarding daily net asset value and computations thereof, monthly statements, annual reports and tax information provided by the

Partnership; (ii) providing assistance to investors including when and whether to purchase or redeem the units and (iii) general servicing of accounts.

     The brokerage fee will be paid for the life of the Partnership, although the rate at which such fee is paid may change.

     The Partnership will enter into spot and forward transactions, including foreign currency transactions, and may enter into swap transactions, with CGM or an affiliate as principal at prices quoted by CGM or the affiliate that reflect a price differential or spread between the bid and the ask prices. The differential includes anticipated profits and costs to CGM or the affiliate as dealer, but does not include a mark-up. All trades with CGM or one of its affiliates will be at competitive market prices. Thus, the price quoted to the Partnership will be less than or equal to the price quoted to any other CGM account for the same spot, forward or swap transaction.

     The Partnership may also enter into spot, forward and swap transactions with dealers unaffiliated with CGM whose price quotes include a spread. Such unaffiliated dealers also may charge a mark-up and/or commissions. The spread plus any mark up or commissions will be paid by the Partnership, in addition to the monthly brokerage fee paid to CGM.

     CGM initially paid all of the offering and organizational expenses related to the initial offering which were approximately $50,000. CGM is being reimbursed for such expenses, plus interest at the prime rate quoted by J.P. Morgan Chase Bank, in installments over the first 24 months of trading. As of December 31, 2003, $14,614 (exclusive of interest charges) remained to be reimbursed.

     The Partnership pays its periodic legal, accounting, filing and reporting fees as well as the expenses of its ongoing offering of Redeemable Units. These expenses are estimated at $125,000 per year depending on the number of Redeemable Units sold. The Partnership also pays any extraordinary expenses incurred.

     Interest income to be paid by CGM was estimated at an annual rate of .87% on 80% of the Partnership's net assets maintained in cash.

     CGM will pay interest to the Partnership on 100% of the average daily equity maintained in cash in non-U.S. currencies in the Partnership's account. Credit balances denominated in non-U.S. currencies will receive interest at the local short-term rate applicable to the respective non-U.S. currency as determined by CGM minus 100 basis points. If CGM covers a deficit (as a result of margin fluctuations and/or contract settlement) in the Partnership's account in non-U.S. currencies, the account will be charged interest at the applicable local short-term rate as determined by CGM plus 100 basis points.

     Deficits denominated in U.S. dollars will not incur an interest charge. The General Partner will endeavor to minimize the amount of foreign currency balances carried in the Partnership's account to the extent practicable.

ERISA Considerations

     The Redeemable Units in the Partnership which are offered may be purchased by "employee benefit plans" as defined in the Employee Retirement Income Security Act of 1974 ("ERISA") and/or "plans" as defined in Section 4975 of the

Internal Revenue Code of 1986, as amended (the "Code"). "Employee benefit plans" and "plans" are referred to below as "Plans", and fiduciaries with investment discretion are referred to as "Plan Fiduciaries". Plans include, for example, corporate pension and profit sharing plans, 401(k) plans, "simplified employee pension plans", Keogh plans for self-employed persons and IRAs.

     Each Plan Fiduciary must consider the facts and circumstances that are relevant to an investment in the Partnership, including the role that an investment in the Partnership would play in the Plan's overall investment portfolio. Each Plan Fiduciary, before deciding to invest in the Partnership, must be satisfied that the investment is prudent for the Plan, that the investments of the Plan are diversified so as to minimize the risk of large losses and that an investment in the Partnership complies with the terms of the Plan.

     Each limited partner will be furnished with monthly statements and annual reports which include the Net Asset Value per Redeemable Unit. The General Partner believes that these statements will be sufficient to permit Plan Fiduciaries to provide an annual valuation of Plan investments as required by ERISA; however, Plan Fiduciaries have the ultimate responsibility for providing such valuation. Accordingly, Plan Fiduciaries should consult with their attorneys or other advisors regarding their obligations under ERISA with respect to making such valuations.

     Plan Fiduciaries should understand the potentially illiquid nature of an investment in the Partnership and that a secondary market does not exist for Redeemable Units. Accordingly, Plan Fiduciaries should review both anticipated and unanticipated liquidity needs for their respective plans, particularly those for a participant's termination of employment, retirement, death, disability or Plan termination. Plan Fiduciaries should be aware that distributions to participants may be required to commence in the year after the participant attains the age 70-1/2.

     The Advisor will not participate in any way in the decision by any particular Plan to invest in the Partnership, including any determination with respect to fees and expenses to be paid by the Partnership.

     A regulation issued under ERISA (the "ERISA Regulation") contains rules for determining when an investment by a Plan in an equity interest of a limited partnership will result in the underlying assets of the partnership being assets of the Plan for purposes of ERISA and Section 4975 of the Code (i.e., "plan assets"). Those rules provide that assets of a limited partnership will not be plan assets of a Plan that purchases an equity interest in the Partnership if:
(a) the equity interest is a "publicly offered" security or a security issued by an investment company registered under the Investment Company Act of 1940, (b) the entity is an "operating company", or (c) equity participation by benefit plans is not "significant".

     The Redeemable Units will not be deemed to be "publicly offered" securities for purposes of the ERISA Regulation. In addition, the Partnership is not an "operating company" within the meaning of the ERISA Regulation. The final exception to the "plan assets" rule is for investment in entities in which there is not "significant" investment by "benefit plan investors". "Benefit plan investors" include employee-benefit plans subject to ERISA as well as plans not subject to ERISA, such as governmental plans, foreign plans and IRAs. Investment by benefit plan investors is not "significant" as defined in the ERISA Regulation, if the aggregate investment by benefit plan investors in each class of securities of the investment entity is less than 25%. Determinations of the percentage of participation by benefit plan investors must be made after each investment. Investments held by the investment entity's managers, investment advisors and their affiliates must be disregarded in calculating the percentage.

     The Partnership intends to qualify under the "significant participation" exception in the ERISA Regulation by monitoring the percentage investment by benefit plan investors and maintaining it below 25%. In order to accomplish this, the subscription agreement of the Partnership, attached as Exhibit 10.4 hereto, requires that a benefit plan investor may be required to redeem its Redeemable Units upon notice from the General Partner.

     In the unlikely event that the Partnership were deemed to hold plan assets, prohibited transactions could arise under ERISA and Section 4975 of the Code. In addition, investment by a fiduciary of an employee-benefit plan could be deemed an improper delegation of investment authority, and the fiduciary could be liable, either directly or under the co-fiduciary rules of ERISA, for the acts of the General Partner. Additional issues relating to "plan assets" and "prohibited transactions" under ERISA and Section 4975 of the Code could arise by virtue of the General Partner's ownership of Redeemable Units in the Partnership and the possible relationship between an affiliate of the General Partner and any employee-benefit plan that may purchase Redeemable Units. Further, certain transactions between the Partnership and the General Partner and certain affiliates of the General Partner could be prohibited transactions.

     It should be noted that even if the Partnership's assets are not deemed to be plan assets, the Department of Labor has stated in Interpretive Bulletin 75-2 (29 C.F.R. ss.2509.75-2, as amended by the ERISA Regulation) that it would consider a fiduciary who makes or retains an investment in a fund for the purpose of avoiding application of the fiduciary responsibility provisions of ERISA to be in contravention of the fiduciary provisions of ERISA. The Department of Labor has indicated further that if a plan invests in or retains its investment in a fund and as part of the arrangement it is expected that the fund will enter into a transaction with a party in interest to the plan (within the meaning of ERISA) which involves a direct or indirect transfer to or use by the party in interest of any assets of the plan, the plan's investment in the fund would be a prohibited transaction under ERISA.

     In general, Redeemable Units may not be purchased with the assets of a Plan if the General Partner, commodity broker, Advisor or any of their affiliates or employees either: (a) exercise any discretionary authority or discretionary control respecting management of the Plan; (b) exercise any authority or control respecting management or disposition of the assets of the Plan; (c) render investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of the Plan; (d) have any authority or responsibility to render investment advice with respect to any moneys or other property of the Plan; or (e) have any discretionary authority or discretionary responsibility in the administration of the Plan. In order to comply with these prohibitions, a Plan Fiduciary must represent that one of the following is true:

     (1) Neither CGM nor any of its employees or affiliates (a) manages any part of the Plan's investment portfolio or (b) has an agreement or understanding with the Plan Fiduciary where CGM or any of its employees or affiliates regularly provides the Plan Fiduciary with individualized information, recommendations or advice used as a primary basis for the Plan's investment decisions.

     (2) A relationship described in (1) above applies to only a portion of the Plan's assets, and the Plan Fiduciary will invest in the Partnership only from the portion of the Plan's assets as to which no such relationship exists.

     (b) Financial information about industry segments. The Partnership's business consists of only one segment: speculative trading of U.S. and international futures, options on futures and forward markets. The Partnership does not engage in sales of goods or services. The Partnership's net income from operations for the year ended December 31, 2003 and for the period from March 25, 2002 (date Partnership was organized) to December 31, 2002 is set forth under "Item 2. Financial Information". The Partnership's capital as of December 31, 2003 and December 31, 2002 was $153,310,380 and $58,368,269 respectively.

     (c) Narrative description of business.

          See Paragraphs (a) and (b) above.

          (i) through (x) - not applicable.

          (xi) through (xii) - not applicable.

          (xiii) - The Partnership has no employees. The directors and officers of the General Partner and the Advisor are listed in "Item 5. Directors and Executive Officers".

     (d) Financial information about geographic areas. The Partnership does not engage in sales of goods or services or own any long lived assets, and therefore this item is not applicable.

(e)      Not applicable.

(f)      Not applicable.

(g)      Not applicable.

Item 2. Financial Information.

     (a) Selected Financial Data. The Partnership commenced trading operations on June 5, 2002. Realized and unrealized gains, interest income, net income and increase in Net Asset Value per Redeemable Unit for the year ended December 31, 2003 and for the period from March 25, 2002 (date Partnership was organized) to December 31, 2002 were as follows:

                                                                                  Period from March 25, 2002
                                                                                    (date Partnership was
                                                                                       organized) to
                                                                    2003             December 31, 2002
                                                                  -----------        ----------------
Realized and unrealized trading gains (losses), net of
brokerage commissions and clearing fees of $5,845,292
and $1,073,575, respectively                                      $25,659,625           $12,429,661
Interest income                                                       829,712               247,745
                                                                 ------------           -----------
                                                                  $26,489,337           $12,677,406
                                                                   ==========           ============
Net Income before Incentive Fee to Advisor                        $23,516,370           $12,067,837
                                                                   ==========           ============
Net Income available for pro rata distribution to
partners                                                          $18,957,935            $9,706,515
                                                                   ==========           ============
Increase in net asset value per Redeemable Unit                       $309.07               $497.79
                                                                   ==========           ============
Total assets                                                     $163,570,882           $60,120,802
                                                                  ===========           ============

     Past performance is not necessarily indicative of future performance and the Partnership's level of future performance cannot be predicted.

     (b) Management's Discussion and Analysis of Financial Condition and Results of Operations

          (1)  Liquidity.

     The Partnership does not engage in the sale of goods or services. Its only assets are its equity in its commodity futures trading account, consisting of cash, net unrealized appreciation (depreciation) on open futures and forward contracts, commodity options and interest receivable. Because of the low margin deposits normally required in commodity futures trading, relatively small price movements may result in substantial losses to the Partnership. While substantial losses could lead to a decrease in liquidity, no such losses occurred during the year ended December 31, 2003.

     To minimize the risk relating to low margin deposits, the Partnership follows certain trading policies, including:

     (i) The Partnership invests its assets only in commodity interests that the Advisor believes are traded in sufficient volume to permit ease of taking and liquidating positions. Sufficient volume, in this context, refers to a level of liquidity that the Advisor believes will permit it to enter and exit trades without noticeably moving the market.

     (ii) The Advisor will not initiate additional positions in any commodity if these positions would result in aggregate positions requiring margin of more than 66 2/3% of the Partnership's net assets allocated to the Advisor.
Historically, between 20% and 30% of the Partnership's assets have been committed to margin by the Advisor.

     (iii) The Partnership may occasionally accept delivery of a commodity. Unless such delivery is disposed of promptly by retendering the warehouse receipt representing the delivery to the appropriate clearinghouse, the physical commodity position is fully hedged.

     (iv) The Partnership does not employ the trading technique commonly known as "pyramiding," in which the speculator uses unrealized profits on existing positions as margin for the purchase or sale of additional positions in the same or related commodities.

     (v)  The  Partnership  does  not  utilize   borrowings   except  short-term
borrowings if the Partnership takes delivery of any cash commodities.

     (vi) The Advisor may from time to time employ trading strategies such as spreads or straddles on behalf of the Partnership. The term "spread" or
"straddle" describes a commodity futures trading strategy involving the simultaneous holding of futures contracts on the same commodity but involving different delivery dates or markets and in which the trader expects to earn a profit from a widening or narrowing of the difference between the prices of the two contracts.

     (vii) The Partnership will not permit the churning of its commodity trading account. The term "churning" refers to the practice of entering and exiting trades with a frequency unwarranted by legitimate efforts to profit from the trades, driven by the desire to generate commission income.

     In the normal course of its business, the Partnership is party to financial instruments with off-balance sheet risk, including derivative financial instruments and derivative commodity instruments. These financial instruments may include forwards, futures and options, whose values are based upon an underlying asset, index, or reference rate, and generally represent future commitments to exchange currencies or cash flows, to purchase or sell other financial instruments at specific terms at specified future dates, or, in the case of derivative commodity instruments, to have a reasonable possibility to be settled in cash, through physical delivery or with another financial instrument. These instruments may be traded on an exchange or over-the-counter ("OTC"). Exchange traded instruments are standardized and include futures and certain option contracts. OTC contracts are negotiated between contracting parties and include forwards and certain options. Each of these instruments is subject to various risks similar to those related to the underlying financial instruments including market and credit risk. In general, the risks associated with OTC contracts are greater than those associated with exchange traded instruments because of the greater risk of default by the counterparty to an OTC contract. The portion of the Partnership's assets invested in OTC contracts at December 31, 2003 was 2.43%.

     Market risk is the potential for changes in the value of the financial instruments traded by the Partnership due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded.

     Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk with respect to exchange traded instruments is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transactions. The Partnership's risk of loss in the event of counterparty default is typically limited to the amounts recognized in the statements of financial condition and not represented by the contract or notional amounts of the instruments. The Partnership has credit risk and concentration risk because the sole counterparty or broker with respect to the Partnership's assets is CGM.

     The General Partner monitors and controls the Partnership's risk exposure on a daily basis through financial, credit and risk management monitoring systems, and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership is subject. These monitoring systems allow the General Partner to statistically analyze actual trading results with risk adjusted performance indicators and correlation statistics. In addition, on-line monitoring systems provide account analysis of futures, forwards and options positions by sector, margin requirements, gain and loss transactions and collateral positions.

     Other than the risks inherent in commodity futures and other derivatives trading, the Partnership knows of no trends, demands, commitments, events or uncertainties which will result in or which are reasonably likely to result in the Partnership's liquidity increasing or decreasing in any material way. The Limited Partnership Agreement provides that the General Partner may, in its discretion, cause the Partnership to cease trading operations and liquidate all open positions under certain circumstances including a decrease in Net Asset Value per Redeemable Unit to less than $400 as of the close of business on any business day.

          (2)  Capital Resources.

     (i)  The  Partnership   has  made  no  material   commitments  for  capital
expenditures.

     (ii) The Partnership's capital consists of the capital contributions of the partners as increased or decreased by realized and/or unrealized gains or losses on commodity futures and other trading, expenses, interest income, additions and redemptions of Redeemable Units and distributions of profits, if any. Gains or losses on trading cannot be predicted. Market moves in commodities are dependent upon fundamental and technical factors which the Advisor may or may not be able to identify, such as changing supply and demand relationships, weather, government agricultural, commercial and trade programs and policies, national and international political and economic events and changes in interest rates. Partnership expenses consist of, among other things, commissions and advisory fees. The level of these expenses is dependent upon the level of trading and the ability of the Advisor to identify and take advantage of price movements in the commodity markets, in addition to the level of Net Assets maintained. In addition, the amount of interest income payable by CGM is dependent upon interest rates over which the Partnership has no control.

     For the year ended December 31, 2003, the Partnership's capital increased 162.7% from $58,368,269 to $153,310,380. This increase was attributable to net income from operations of $18,957,935, coupled with additional sales of Redeemable Units totaling $94,733,000, which was partially offset by redemptions totaling $18,748,824.

     For the period June 5, 2002 (commencement of trading operations) through December 31, 2002, the Partnership's capital increased 366.9% from $12,500,000 to $58,368,269. This increase was attributable to net income from operations of $9,706,515, coupled with additional sales of Redeemable Units totaling $44,243,000, which was partially offset by redemptions totaling $8,081,246. Future redemptions can impact the amount of funds available for investments in commodity contract positions in subsequent periods.

Critical Accounting Policies. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     All commodity interests (including derivative financial instruments and derivative commodity instruments) are used for trading purposes. The commodity interests are recorded on trade date and open contracts are recorded in the statement of financial condition at fair value on the last business day of the period, which represents market value for those commodity interests for which market quotations are readily available or other measures of fair value deemed appropriate by management of the General Partner for those commodity interests and foreign currencies for which market quotations are not readily available, including dealer quotes for swaps and certain option contracts. Investments in commodity interests denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing on the last business day of the period. Realized gains (losses) and changes in unrealized values on commodity interests and foreign currencies are recognized in the period in which the contract is closed or the changes occur and are included in net gains (losses) on trading of commodity interests.

     Foreign currency contracts are those contracts where the Partnership agrees to receive or deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed future date. Foreign currency contracts are valued daily, and the Partnership's net equity therein, representing unrealized gain or loss on the contracts as measured by the difference between the forward foreign exchange rates at the date of entry into the contracts and the forward rates at the reporting dates, is included in the statement of financial condition. Realized gains (losses) and changes in unrealized values on foreign currency contracts are recognized in the period in which the contract is closed or the changes occur and are included in the statement of income and expenses.

     (3) Results of  Operations.

     During the year ended December 31, 2003, the Partnership's net asset value per Redeemable Unit increased 20.9% from $1,479.07 to $1,788.14. The Partnership experienced a net trading gain before brokerage commission and related fees during the year ended December 31, 2003 of $31,504,917.

     In general, the year was characterized by a resurgence in global equities, a bottoming of global interest rates, the decline of the U.S. dollar versus other major world currencies and higher prices in many commodities. While these conditions were largely a change in the direction of many of the trends from the previous two years, the Advisor's core trading strategies navigated this environment successfully and provided profits in each of their core strategies. The Advisor's most successful program in 2003 was the K4 Program at 150%
Leverage, the program traded on behalf of the Partnership. The Advisor's trend-following strategies recorded the most significant profits for the year primarily from positions in currencies and global equity indices, while smaller gains were made in metals and energy trading.

     During the period March 25, 2002 (date Partnership was organized) through December 31, 2002, the Partnership's net asset value per Redeemable Unit increased 47.9% from $1,000 to $1,479.07. The Partnership experienced a net trading gain before brokerage commissions and related fees during the same period of $13,503,236.

     Commodity futures markets are highly volatile. The potential for broad and rapid price fluctuations increases the risks involved in commodity trading, but also increases the possibility of profit. The profitability of the Partnership depends on the existence of major price trends and the ability of the Advisor to identify correctly those price trends. Price trends are influenced by, among other things, changing supply and demand relationships, weather, governmental, agricultural, commercial and trade programs and policies, national and international political and economic events and changes in interest rates. To the extent that market trends exist and the Advisor is able to identify them, the Partnership expects to increase capital through operations.

     Interest income on 80% of the Partnership's daily equity maintained in cash in U.S. dollars was earned at the monthly average 30-day U.S. Treasury bill rate determined weekly by Salomon Smith Barney based on the non-competitive yield on three month U.S. Treasury bills maturing 30 days from the date in which such weekly rate is determined. CGM may continue to maintain the Partnership's assets in cash and/or place all of the Partnership's assets in 90-day Treasury bills and pay the Partnership 80% of the interest earned on the Treasury bills purchased. CGM will pay interest to the Partnership on 100% of the average daily equity maintained in cash in non-U.S. currencies in the Partnership's account. Credit balances denominated in non-U.S. currencies will receive interest at the local short-term rate applicable to the respective non-U.S. currency as determined by CGM minus 100 basis points. If CGM covers a deficit (as a result of margin fluctuations and/or contract settlement) in the Partnership's account in non-U.S. currencies, the account will be charged interest at the applicable local short-term rate as determined by CGM plus 100 basis points.

     Deficits denominated in U.S. dollars will not incur an interest charge. The General Partner will endeavor to minimize the amount of foreign currency balances carried in the Partnership's account to the extent practicable. Interest income for the year ended December 31, 2003 was $829,712 as compared to $247,745 for the period from March 25, 2002 (date Partnership was organized) to December 31, 2002, an increase of 234.9%. This increase is primarily due to there being a greater amount of net assets in the Partnership during the 12 months of 2003 as compared to the seven months in 2002 during which the Partnership operated.

     Brokerage commissions are calculated on the adjusted net asset value on the last day of each month and, therefore, vary according to trading performance and redemptions. Accordingly, they must be analyzed in relation to the fluctuations in the monthly net asset values. Commissions and fees for the year ended December 31, 2003 were $5,845,292 as compared to $1,073,575 for the period from March 25, 2002 (date Partnership was organized) to December 31, 2002, an increase of 444.5%. This increase is primarily due to there being a greater amount of net assets in the Partnership during the 12 months of 2003 as compared to the seven months in 2002 during which the Partnership operated.

     Management fees are calculated on the portion of the Partnership's net asset value allocated to the Advisor at the end of the month and, therefore, are affected by trading performance and redemptions. Management fees for the year ended December 31, 2003 were $2,295,848 as compared to $427,899 for the period from March 25, 2002 (date Partnership was organized) to December 31, 2002, an increase of 436.5%. This increase is primarily due to there being a greater amount of net assets in the Partnership during the 12 months of 2003 as compared to the seven months in 2002 during which the Partnership operated.

     Administrative fees are paid to the general partner for administering the business and affairs of the Partnership. These fees are calculated as a percentage of the Partnership's net asset value as of the end of each month and are affected by trading performance, additions and redemptions. Administrative fees for the year ended December 31, 2003 were $573,962 as compared to $106,975 for the period from March 25, 2002 (date Partnership was organized) to December 31, 2002, an increase of 436.5%. This increase is primarily due to there being a greater amount of net assets in the Partnership during the 12 months of 2003 as compared to the seven months in 2002 during which the Partnership operated.

     Incentive fees are based on the new trading profits generated by the Advisor at the end of the quarter, as defined in the Management Agreement between the Partnership, the General Partner and the Advisor. Trading performance for the year ended December 31, 2003 and for the period March 25, 2002 (date Partnership was organized) through December 31, 2002 resulted in incentive fees of $4,558,435 and $2,361,322, respectively.

          (4)  Off-balance Sheet Arrangements. Not applicable.

          (5)  Tabular Disclosure of Contractual Obligations. Not applicable.

     (c) Quantitative and Qualitative Disclosures about Market Risk.

     (1) Past Results Not Necessarily Indicative of Future Performance. The Partnership is a speculative commodity pool. The market sensitive instruments held by it are acquired for speculative trading purposes, and all or substantially all of the Partnership's assets are subject to the risk of trading loss. Unlike an operating company, the risk of market sensitive instruments is integral, not incidental, to the Partnership's main line of business.

     Market movements result in frequent changes in the fair market value of the Partnership's open positions and, consequently, in its earnings and cash flow. The Partnership's market risk is influenced by a wide variety of factors, including the level and volatility of interest rates, exchange rates, equity price levels, the market value of financial instruments and contracts, the diversification among the Partnership's open positions and the liquidity of the markets in which it trades.

     The Partnership rapidly acquires and liquidates both long and short positions in a wide range of different markets. Consequently, it is not possible to predict how a particular future market scenario will affect performance, and the Partnership's past performance is not necessarily indicative of its future results.

     Value at Risk is a measure of the maximum amount which the Partnership could reasonably be expected to lose in a given market sector. However, the inherent uncertainty of the Partnership's speculative trading and the recurrence in the markets traded by the Partnership of market movements far exceeding expectations could result in actual trading or non-trading losses far beyond the indicated Value at Risk or the Partnership's experience to date (i.e., "risk of ruin"). In light of the foregoing as well as the risks and uncertainties intrinsic to all future projections, the inclusion of the quantification in this section should not be considered to constitute any assurance or representation that the Partnership's losses in any market sector will be limited to Value at Risk or by the Partnership's attempts to manage its market risk.

     (2) Standard of Materiality. Materiality as used in this section, "Qualitative and Quantitative Disclosures About Market Risk," is based on an assessment of reasonably possible market movements and the potential losses caused by such movements, taking into account the leverage, optionality and multiplier features of the Partnership's market sensitive instruments.

     (3) Quantifying the Partnership's Trading Value at Risk. All quantitative disclosures in this section are forward-looking statements except for statements of historical fact (such as the terms of particular contracts and the number of market risk sensitive instruments held during or at the end of the reporting period).

     The Partnership's risk exposure in the various market sectors traded by the Advisor is quantified below in terms of Value at Risk. Due to the Partnership's mark-to-market accounting, any loss in the fair value of the Partnership's open positions is directly reflected in the Partnership's earnings (realized and unrealized) and cash flow (at least in the case of exchange-traded contracts in which profits and losses on open positions are settled daily through variation margin).

     Exchange maintenance margin requirements have been used by the Partnership as the measure of its Value at Risk. Maintenance margin requirements are set by exchanges to equal or exceed the maximum losses reasonably expected to be incurred in the fair value of any given contract in 95%-99% of any one-day intervals. The maintenance margin levels are established by dealers and exchanges using historical price studies as well as an assessment of current market volatility (including the implied volatility of the options on a given futures contract) and economic fundamentals to provide a probabilistic estimate of the maximum expected near-term one-day price fluctuation. Maintenance margin has been used rather than the more generally available initial margin, because initial margin includes a credit risk component which is not relevant to Value at Risk.

     In the case of market sensitive instruments which are not exchange traded (almost exclusively currencies in the case of the Partnership), the margin requirements for the equivalent futures positions have been used as Value at Risk. In those rare cases in which a futures-equivalent margin is not available, dealers' margins have been used.

     The fair value of the Partnership's futures and forward positions does not have any optionality component. However, the Advisor may trade commodity options. The Value at Risk associated with options is reflected in the following table as the margin requirement attributable to the instrument underlying each option. Where this instrument is a futures contract, the futures margin, and where this instrument is a physical commodity, the futures-equivalent maintenance margin has been used. This calculation is conservative in that it assumes that the fair value of an option will decline by the same amount as the fair value of the underlying instrument, whereas, in fact, the fair values of the options traded by the Partnership in almost all cases fluctuate to a lesser extent than those of the underlying instruments.

     In quantifying the Partnership's Value at Risk, 100% positive correlation in the different positions held in each market risk category has been assumed. Consequently, the margin requirements applicable to the open contracts have simply been added to determine each trading category's aggregate Value at Risk. The diversification effects resulting from the fact that the Partnership's positions are rarely, if ever, 100% positively correlated, have not been reflected.

     The Partnership's Trading Value at Risk in Different Market Sectors. The following table indicates the trading Value at Risk associated with the Partnership's open positions by market category as of December 31, 2003 including the highest and lowest value at any point and the average value during the year then ended. All open position trading risk exposures of the Partnership have been included in calculating the figures set forth below. As of December 31, 2003, the Partnership's total capitalization was $153,310,380.


                                                      December 31, 2003
                                                                                           Year to Date
                                                                       ---------------------------------------------
                                                      % of Total            High            Low           Average
   Market Sector                 Value at Risk      Capitalization     Value at Risk   Value at Risk    Value at Risk
---------------------------      -------------      --------------     -------------   -------------    ------------
Currencies
-Exchange Traded Contracts          $5,041,803              3.29%        $5,449,521      $1,433,142     $3,257,940
-Over-the-Counter Contracts            571,850              0.37%         2,807,286          17,349      1,080,770
Energy                                 832,500              0.54%         2,295,500          17,500      1,166,292
Grains                                  80,600              0.05%           699,150          39,200        311,696
Interest rates U.S.                    562,500              0.37%         3,266,250          45,600      1,288,433
Interest rates Non-U.S.                209,196              0.14%         3,726,191         156,305      1,350,235
Metals
-Exchange Traded Contracts             262,500              0.17%         2,345,200         192,000        237,375
-Over-the-Counter Contracts          1,359,525              0.88%         1,682,205          54,000        857,512
Indices                             10,287,679              6.71%        21,583,003         907,347      7,863,439
                                   -----------              -----
Total                              $19,208,153             12.53%
                                    ==========             =====

     (4) Material Limitations on Value at Risk as an Assessment of Market Risk. The face value of the market sector instruments held by the Partnership is typically many times the applicable maintenance margin requirement (margin requirements generally range between 2% and 15% of contract face value) as well as many times the capitalization of the Partnership. The magnitude of the Partnership's open positions creates a "risk of ruin" not typically found in most other investment vehicles. Because of the size of its positions, certain market conditions -- unusual, but historically recurring from time to time -- could cause the Partnership to incur severe losses over a short period of time. The foregoing Value at Risk table -- as well as the past performance of the Partnership -- give no indication of this "risk of ruin."

     (5) Qualitative Disclosures Regarding Primary Trading Risk Exposures. The following qualitative disclosures regarding the Partnership's market risk exposures - except for (i) those disclosures that are statements of historical fact and (ii) the descriptions of how the Partnership manages its primary market risk exposures - constitute forward-looking statements.

     The Partnership's primary market risk exposures as well as the strategies used and to be used by the General Partner and the Advisor for managing such exposures are subject to numerous uncertainties, contingencies and risks, any one of which could cause the actual results of the Partnership's risk controls to differ materially from the objectives of such strategies. Government interventions, defaults and expropriations, illiquid markets, the emergence of dominant fundamental factors, political upheavals, changes in historical price relationships, an influx of new market participants, increased regulation and many other factors could result in material losses as well as in material changes to the risk exposures and the management strategies of the Partnership. There can be no assurance that the Partnership's current market exposure and/or risk management strategies will not change materially or that any such strategies will be effective in either the short- or long- term. Investors must be prepared to lose all or substantially all of their investment in the Partnership.

     The following were the primary trading risk exposures of the Partnership as of December 31, 2003, by market sector.

     Interest Rates. Interest rate movements directly affect the price of the futures positions held by the Partnership and indirectly the value of its stock index and currency positions. Interest rate movements in one country as well as relative interest rate movements between countries materially impact the Partnership's profitability. The Partnership's primary interest rate exposure is to interest rate fluctuations in the United States and the other G-8 countries. However, at times the Partnership could take futures positions on the government debt of smaller nations.

     Currencies. The Partnership's currency exposure is to exchange rate fluctuations, primarily fluctuations which disrupt the historical pricing relationships between different currencies and currency pairs. These fluctuations are influenced by interest rate changes as well as political and general economic conditions. The General Partner does not anticipate that the risk profile of the Partnership's currency sector will change significantly in the future. The currency trading Value at Risk figure includes foreign margin amounts converted into U.S. dollars with an incremental adjustment to reflect the exchange rate risk inherent to the dollar-based Partnership in expressing Value at Risk in a functional currency other than dollars.

     Stock Indices. The Partnership's primary equity exposure is to equity price risk in the G-8 countries. The stock index futures traded by the Partnership are limited to futures on broadly based indices. As of December 31, 2003, the Partnership's primary exposures were in the Chicago Mercantile Exchange (CME) and EUREX stock indices. The Partnership is primarily exposed to the risk of adverse price trends or static markets in the major U.S. and European indices. (Static markets would not cause major market changes but would make it difficult for the Partnership to avoid being "whipsawed" into numerous small losses.)

     Metals. The Partnership's primary metal market exposure is to fluctuations in the price of base metals such as copper, zinc and aluminum. Although the Advisor trades precious metals such as silver, the principal market exposures of the Partnership have been in the base metals.

     Energy. The Partnership's primary energy market exposure is to gas and oil price movements, often resulting from political developments in the Middle East. Oil prices can be volatile and substantial profits and losses have been and are expected to continue to be experienced in this market.

     (6) Qualitative Disclosures Regarding Non-Trading Risk Exposure. The following was the only non-trading risk exposure of the Partnership as of December 31, 2003.

     Operational Risk. The Partnership is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Slightly less direct, but of critical importance, are risks pertaining to operational and back office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace.

     Such risks include:

     Operational/Settlement Risk - the risk of financial and opportunity loss and legal liability attributable to operational problems, such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement or the inability to process large volumes of transactions.

     Technological Risk - the risk of loss attributable to technological limitations or hardware failure that constrain the Partnership's ability to gather, process, and communicate information efficiently and securely, without interruption, within the Partnership and among limited partners, and in the markets where the Partnership participates.

     Legal/Documentation Risk - the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) or errors that result in noncompliance with applicable legal and regulatory requirements.

     Financial Control Risk - the risk of loss attributable to limitations in financial systems and controls. Strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with authorization, and that financial information utilized by the Advisors and communicated to external parties, including limited partners and regulators, is free of material errors.

     Foreign Currency Balances. The Partnership has non-trading market risk on its foreign cash balances not needed for margin. However, these balances (as well as any market risk they represent) are immaterial. The Partnership's primary foreign currency balances are in Japanese yen and the Euro. The Advisor regularly converts foreign currency balances to U.S. dollars in an attempt to control the Partnership's non-trading risk.

     New Accounting Pronouncements. In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

     In January 2003 the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", which provides new criteria for determining whether or not consolidation accounting is required. The Interpretation may require the Partnership to consolidate or provide additional disclosures of the financial information for certain of its investments. This interpretation is effective for Variable Interest Entities created after January 31, 2003; otherwise, it is applicable for the end of the first annual reporting period beginning after June 15, 2003 (effectively December 31, 2004 for the Partnership). This Interpretation will have no impact on net assets or net income. However, if applicable, this Interpretation would require consolidation of other entities' assets and liabilities, schedule of investments, and results of operations, with minority interest recorded for the ownership share applicable to other investors. Where consolidation is not required, additional disclosure may be required of investee financial information.

     These pronouncements will not have an effect on the financial statements of the Partnership.

     (7) Qualitative Disclosures Regarding Means of Managing Risk Exposure. The General Partner monitors and controls the Partnership's risk exposure on a daily basis through financial, credit and risk management monitoring systems and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership is subject.

     The General Partner monitors the Partnership's performance and the concentration of its open positions, and consults with the Advisor concerning the Partnership's overall risk profile. If the General Partner felt it necessary to do so, the General Partner could require the Advisor to close out individual positions as well as enter certain positions traded on behalf of the Partnership. However, any such intervention would be a highly unusual event. The General Partner primarily relies on the Advisor's own risk control policies while maintaining a general supervisory overview of the Partnership's market risk exposures.

     The Advisor applies its own risk management policies to its trading. The Advisor often follows diversification guidelines, margin limits and stop loss points to exit a position. The Advisor's research of risk management often suggests ongoing modifications to its trading programs.

     As part of the General Partner's risk management, the General Partner periodically meets with the Advisor to discuss its risk management and to look for any material changes to the Advisor's portfolio balance and trading techniques. The Advisor is required to notify the General Partner of any material changes to its programs.

Item 3. Properties.

     The Partnership does not own or lease any properties. The General Partner operates out of facilities provided by its affiliate, CGM.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     (a) Security ownership of certain beneficial owners. As of March 31, 2004, one beneficial owner who is neither a director nor an executive officer owned more than five percent (5%) of the outstanding Redeemable Units issued by the Partnership as follows:

                                                            Amount and nature of
Title of Class                  Name of beneficial owner    beneficial ownership         Percent of class
---------------------------     ------------------------    --------------------         -----------------
Redeemable Units of Limited     JVA Enterprises Holdings,    5,363.6823 Redeemable Units  6.57%
Partnership Interest            LLC
                                2905 Lucerne St. SE
                                Grand Rapids, MI 49546

     (b) Security ownership of management. Under the terms of the Limited Partnership Agreement, the Partnership's affairs are managed by the General Partner. The General Partner is not required to maintain an ownership interest in the Partnership. However, the General Partner currently holds and intends to maintain at least a 1% ownership interest in the Partnership. As set forth in the table below, the General Partner owned units of general partnership interest equivalent to 864.9335 Redeemable Units at March 31, 2004. David J. Vogel, the President and a Director of the General Partner, owned 35 Redeemable Units at March 31, 2004. Other than Mr. Vogel, none of the directors and executive officers of the General Partner beneficially owns any Redeemable Units. However, the General Partner, CGM and their principals and employees are free to purchase units for investment purposes. In no event will contributions by such persons equal or exceed 10% of the total contributions to the Partnership at any time.

                                                            Amount and nature of
Title of Class                  Name of beneficial owner    beneficial ownership         Percent of class
---------------------------     ------------------------    --------------------         -----------------
Units of General Partnership    Citigroup Managed Futures    864.9335 Unit Equivalents    100%
Interest                        LLC

Redeemable Units of Limited     David J. Vogel               35 Redeemable Units          0.04%
Partnership Interest

          (c)  Changes in control. None.

Item 5. Directors and Executive Officers.

     The Partnership has no officers or directors and its affairs are managed by its General Partner. The officers and directors of the General Partner are David
J. Vogel (President and Director), Steven J. Keltz (Secretary and Director), Daniel R. McAuliffe, Jr. (Chief Financial Officer and Director), Shelley Ullman (Senior Vice President and Director) and Maureen O'Toole (Senior Vice President and Director). Each director holds office until his successor is elected, or until his earlier death, resignation or removal. Vacancies on the board of directors may be filled by appointment of the sole member of the General Partner, CGMH, or by unanimous vote of the remaining directors, depending on the circumstance of the vacancy. The officers of the General Partner are designated by the General Partner's Board of Directors. Each officer holds office until his death, resignation or removal.

     The business background of each director and officer of the General Partner is as follows:

     Mr. Vogel, age 59, is a Managing Director of CGM and of Citigroup Alternative Investments and has been a Director of the General Partner since August 2, 1993. In May 1996, he was appointed President of the General Partner. From January 1993 to July 1993, Mr. Vogel was an Executive Vice President of Shearson Lehman Brothers Inc. ("SLB"). Formerly, Mr. Vogel was the chairman and CEO of LIT America, Inc. (September 1988 through December 1992) and an Executive Vice President of Thomson McKinnon Securities Inc. (June 1979 through August
1988). Mr. Vogel is currently a Director of the Institute for Financial Markets, and has served as a director of the Managed Funds Association. Mr. Vogel is also a past chairman of the Futures Industry Association, a past Director of Comex Clearing Corporation and the Comex Exchange and a past Governor of the Chicago Mercantile Exchange.

     Mr. Keltz, age 53, is an Associate General Counsel in the Law Department of CGM. He became Secretary of the General Partner on August 2, 1993. He has been a Director of the general partner since October 1995. From October 1988 through July 1993, Mr. Keltz was employed by SLB as First Vice President and Associate General Counsel where he provided legal counsel to various derivative products businesses. Mr. Keltz was Vice President, Product Manager-Futures and an Associate General Counsel for Paine Webber Incorporated from 1985 through September 1988.

     Mr. McAuliffe, age 53, is a Managing Director of Citigroup Alternative Investments. He became a Director of the General Partner in April 1994 and the Chief Financial Officer of the General Partner in August 2001. From 1986 through 1997, he was responsible for the marketing and sales of managed futures products, including public and private futures funds and managed account programs. Prior to joining SLB, Mr. McAuliffe was employed by Merrill Lynch Pierce Fenner & Smith from 1983 through 1986. Prior to joining Merrill Lynch, Mr. McAuliffe was employed by Citibank from 1973 to 1983. He is a member of the Managed Funds Association.

     Ms. Ullman, age 45, is a Director of CGM's Futures Division and a Senior Vice President and Director of the General Partner (since May 1997 and April 1994, respectively). Previously, Ms. Ullman was a First Vice President of SLB and a vice president and assistant secretary of a predecessor of the General Partner, with responsibility for execution, administration, operations and performance analysis for managed futures funds and accounts.

     Ms. O'Toole, age 46, is a Managing Director of Citigroup Alternative Investments and a Senior Vice President and Director of the General Partner (since May 1997 and August 2001, respectively). Ms. O'Toole is National Sales Director for Citigroup Alternative Investments products distributed by CGM. Prior to joining CGM in March 1993, Ms. O'Toole was the director of managed futures quantitative analysis at Rodman and Renshaw from 1989 to 1993. Ms. O'Toole began her career in the futures industry in 1981 when she joined Drexel Burnham Lambert in the research department of the Financial Futures Division.

     There have been no administrative, civil or criminal actions pending, on appeal or concluded against the General Partner or any of its individual principals within the past five years.

     As mentioned above, the General Partner has selected Graham Capital Management, L.P. as the Partnership's trading advisor. The principals of the Advisor and their business backgrounds are set forth below:

     Kenneth G. Tropin, 50, is the Chairman, founder and a principal of Graham. As Chairman of Graham, Mr. Tropin is responsible for the investment management strategies of the organization. He has developed Graham's core trading programs.

     Prior to organizing Graham in 1994, Mr. Tropin served as the President, the Chief Executive Officer and a Director of John W. Henry & Company, Inc. from March 1989 to September 1993. Mr. Tropin was formerly Senior Vice President and Director of Managed Futures and Precious Metals at Dean Witter Reynolds. He joined Dean Witter Reynolds from Shearson in February 1982 to run the Managed Futures Department, and in October 1984 Mr. Tropin assumed responsibility for Dean Witter Precious Metals as well. In November 1984, Mr. Tropin was appointed President of Demeter Management Corp., an affiliate of Dean Witter Financial Services Inc., which functions as the general partner to and manager of Dean Witter futures funds.

     In February 1986, Mr. Tropin was instrumental in the foundation of the Managed Futures Trading Association. Mr. Tropin was elected Chairman of the Managed Futures Trading Association in March 1986 and held this position until 1991. In June 1987, Mr. Tropin was appointed President of Dean Witter Futures and Currency Management Inc., an affiliate of Dean Witter Financial Services Inc. that functions as a commodity trading advisor in the futures and foreign exchange markets. As President, Mr. Tropin was responsible for the development and management of its proprietary trading programs.

     As President and Chief Executive Officer of John W. Henry & Company, Inc., Mr. Tropin was responsible for the management and administration of JWH as well as the management of its trading activities. In addition to his responsibilities as President and Chief Executive Officer of JWH, Mr. Tropin was President and Chief Executive Officer of JWH Investment Advisory Services Inc. and was also the Chairman of Global Capital Management, a British Virgin Islands company. Mr. Tropin also served as Chairman of the Managed Futures Association in 1991 and 1992, the successor organization to the Managed Futures Trade Association and the National Association of Futures Trading Advisors.

     Paul Sedlack, 42, is Chief Executive Officer, the General Counsel and a Principal of Graham. Mr. Sedlack began his career at the law firm of Coudert Brothers in New York in 1986 and was resident in Coudert's Singapore office from

1988 to 1989. Prior to joining Graham in June 1998, Mr. Sedlack was a Partner at the law firm of McDermott, Will & Emery in New York, focusing on securities and commodities laws pertaining to the investment management and related industries. Mr. Sedlack received a J.D. from Cornell Law School in 1986 and an M.B.A. in Finance in 1983 and B.S. in Engineering in 1982 from State University of New York at Buffalo.

     Michael S. Rulle Jr., 53, is the President and a Principal of Graham. Prior to joining Graham in February 2002, Mr. Rulle was President of Hamilton Partners Limited, a private investment company that deployed its capital in a variety of internally managed equity and fixed income alternative investment strategies on behalf of its sole shareholder, Stockton Reinsurance Limited, a Bermuda based insurance company. From 1994 to 1999, Mr. Rulle was Chairman and CEO of CIBC World Markets Corp., the U.S. broker-dealer formerly known as CIBC Oppenheimer Corp. Mr. Rulle served as a member of its Management Committee, Executive Board and Credit Committee and was Co-Chair of its Risk Committee. Business responsibilities included Global Financial Products, Asset Management, Structured Credit and Loan Portfolio Management. Prior to joining CIBC World Markets Corp., Mr. Rulle was a Managing Director of Lehman Brothers and a member of its Executive Committee and held positions of increasing responsibility since 1979. At Lehman, Mr. Rulle founded and headed the firm's Derivative Division, which grew to a $600 million enterprise by 1994. Mr. Rulle received his M.B.A. from Columbia University in 1979, where he graduated first in his class, and he received his bachelor's degree from Hobart College in 1972 with a concentration in political science.

     Robert E. Murray, 42, is the Chief Operating Officer and a Principal of Graham. He joined Graham in June 2003. From 1984 until June 2003, Mr. Murray held positions of increasing responsibility at various Morgan Stanley entities (and predecessors), including Managing Director of the Strategic Products Group, Chairman of Demeter Management Corporation (a commodity pool operator) and Chairman of Morgan Stanley Futures & Currency Management Inc. (a commodity trading advisor). Mr. Murray is currently a member of the Board of Directors of the National Futures Association and serves on its Membership and Finance Committees. Mr. Murray has served as Vice Chairman and a Director of the Board of the Managed Funds Association. Mr. Murray received a Bachelor's Degree in Finance from Geneseo State University in 1983.

     Thomas P. Schneider, 41, is an Executive Vice President, the Chief Trader and a Principal of Graham. Mr. Schneider joined Graham in 1994. He is responsible for managing Graham's systematic futures trading operations, including order execution, formulating policies and procedures, and developing and maintaining relationships with independent executing brokers and futures commission merchants.

     Mr. Schneider graduated from the University of Notre Dame in 1983 with a B.B.A. in Finance and received his Executive M.B.A. from the University of Texas at Austin in 1994. From June 1985 through September 1993, Mr. Schneider held positions of increasing responsibility at ELM Financial, Inc., a commodity trading advisor in Dallas, Texas. While employed at ELM, Mr. Schneider held positions of increasing responsibility and was ultimately Chief Trader, Vice President and principal of ELM, responsible for 24-hour trading execution, compliance and accounting. In January 1994, Mr. Schneider began working as Chief Trader for Chang Crowell Management Corporation, a commodity trading advisor in Norwalk, Connecticut. He was responsible for streamlining operations for more efficient order execution, and for maintaining and developing relationships with over 15 futures commission merchants on a global basis. In addition to his responsibilities as Chief Trader, Mr. Schneider has been an NFA arbitrator since 1989 and has served on the Managed Futures Association's Trading and Markets Committee.

     Robert G. Griffith, 50, is an Executive Vice President, the Director of Research and a principal of Graham and focuses primarily on Graham's trend-following trading systems, including portfolio management, asset allocation and trading system development. Mr. Griffith is also in charge of the day-to-day administration of Graham's trend-following trading systems. Prior to joining Graham, Mr. Griffith's company, Veridical Methods, Inc., provided computer programming and consulting services to such firms as GE Capital, Lehman Brothers and Morgan Guaranty Trust. He received his B.B.A. in Management Information systems from the University of Iowa in 1979.

     Fred J. Levin, 61, is the Chief Economist, a Senior Discretionary Trader and a principal of Graham specializing in fixed income markets with particular emphasis on short-term interest rates. Prior to joining Graham in March 1999, Mr. Levin was employed as director of research at Aubrey G. Lanston & Co. Inc. From 1991 to 1998, Mr. Levin was the chief economist and a trader at Eastbridge Capital. From 1988 to 1991, Mr. Levin was the chief economist and a trader at Transworld Oil. From 1982 to 1988, Mr. Levin was the chief economist, North American Investment Bank at Citibank. From 1970 to 1982, Mr. Levin headed the domestic research department and helped manage the open market desk at the Federal Reserve Bank of New York. Mr. Levin received an M.A. in economics from the University of Chicago in 1968 and a B.S. from the University of Pennsylvania, Wharton School in 1964.

     Savvas Savvinidis, C.P.A., 41, joined Graham in April 2003 as Chief Financial Officer and Principal. He was Chief Operating Officer of Agnos Group, L.L.C. from January 2001 through February 2003 and had previously served as Director of Operations of Moore Capital Management, Inc., from October 1994 to June 2000, and of Argonaut Capital Management, Inc., from July 1993 to September 1994. During the periods March 2003 and July through December 2000, Mr. Savvinidis was on sabbatical. From May 1988 to June 1993, he worked at Lehman Brothers and from July 1986 to April 1988, at the North American Investment Bank of Citibank. Upon graduating from St. John's University with a B.S. in Accounting, Mr. Savvinidis started his career with Grant Thornton in 1984, where he received his C.P.A. designation in 1986. He is a member of the New York Society of Certified Public Accountants.

     Robert C. Hill, 34, is a Discretionary Trader of Graham specializing in the energy commodity markets and a principal of Graham. Prior to joining Graham in April 2003, Mr. Hill worked as a consultant at Gerson Lehrman Group from October 2002 to March 2003. From November 1999 to October 2002, he was employed as Director of Trading at Duke Energy. From March 1997 to October 1999, Mr. Hill was an energy trader at Louis Dreyfus Energy Corp. and from May 1994 to March 1997, he worked for Enterprise Products Company as a distribution coordinator for energy products. Mr. Hill received an MBA in 1997 from the University of St. Thomas in Houston, TX and a B.A. in 1992 from Stephen F. Austin State University.

     Jason C. Shapiro, 36, is a Discretionary Trader and a Principal of Graham. From January 2002 to October 2003, when he joined Graham, Mr. Shapiro was President of Applied Systematic Trading, where he developed its trading program. Mr. Shapiro worked as a portfolio manager for Chelsey Capital from July 2001 to December 2001 and as a proprietary trader for The Gelber Group from September 2000 to April 2001. During the periods May through June 2001 and February through August 2000, Mr. Shapiro was on sabbatical. Mr. Shapiro served both as a portfolio manager for HCM Capital Management, Inc. and as a principal in Kilgore Capital from May 1997 to January 2000. From July 1996 to April 1997, he was engaged in the development of trading programs. He completed the coursework for a Masters of Finance at the London Business School over the 1995-1996 academic year. He worked at the Development Bank of Singapore in Hong Kong (from March 1994 to August 1995), Overseas Chinese Banking Corporation (from October 1992 to February 1994) and the Hongkong and Shanghai Banking Corporation (from February 1991 to August 1992) in sales and trading positions. Mr. Shapiro received a B.S. in Finance with honors from The University of South Florida in 1989.

     Other Members of Management

     Anthony Bryla, C.P.A., is the Controller of Graham. Mr. Bryla, 43, is in charge of the daily and monthly performance reporting and company accounting. Prior to joining Graham in September 1995, Mr. Bryla was an Assistant Accounting Manager at OMR Systems Corp. where he provided back-office and accounting services for such clients as Merrill Lynch and Chase Manhattan Bank and held positions of increasing responsibility since February 1989. Mr. Bryla is a member of the New Jersey Society of Certified Public Accountants and graduated from Rutgers University with a B.A. in Business Administration in 1982.

     Brian Aldershof, Ph.D., CFA, 41, is the Risk Manager, a Vice President and a quantitative research analyst of Graham with significant expertise in mathematics and statistics. Prior to joining Graham, Dr. Aldershof was a professor of mathematics at Lafayette College in Easton, PA. His research interests center on non-linear stochastic systems, especially genetic algorithms. Dr. Aldershof received his M.S. (1990) and Ph.D. (1991) in Statistics from the University of North Carolina at Chapel Hill where he was a Pogue Fellow. His research in graduate school concerned estimating functionals of probability density functions. During this time, he consulted to the RAND Corporation, the Center for Naval Analyses, and the Environmental Protection Agency. Dr. Aldershof received his A.B. (1985) from Middlebury College, where he completed a double major in Mathematics and Psychology. He is a CFA charterholder and a member of the Association for Investment Management and Research.

     Barry S. Fox, 39, joined Graham in August 2000 and is a portfolio manager for Graham's Long-Short Equity Program. From May 1998 through July 2000, Mr. Fox was on sabbatical. From March 1991 until April 1998, Mr. Fox held positions of increasing responsibility concluding as the director of research at John W. Henry & Co. Inc. From June 1989 until March 1991, Mr. Fox was a partner at Technical Trading Group in Farmingdale, New York. Mr. Fox received a B.S. in Business Administration from State University of New York at Buffalo in 1986.

Item 6. Executive Compensation.

     The Partnership has no directors or officers. Its affairs are managed by the General Partner. CGM, an affiliate of the General Partner, is the commodity broker for the Partnership and receives brokerage fees for such services, as described under "Item 1. Business". For the year ended December 31, 2003 and for the period from March 25, 2002 (date Partnership was organized) to December 31, 2002, CGM earned $5,845,292 and $1,073,575, respectively, in brokerage commissions and clearing fees. For the year ended December 31, 2003 and for the period from March 25, 2002 (date Partnership was organized) to December 31, 2002, CGM earned $573,962 and $106,975, respectively, in administrative fees. The directors and officers of the General Partner are employees of CGM and do not receive any compensation from the Partnership or the General Partner. One hundred percent (100%) of the compensation paid by CGM to Daniel R. McAuliffe, Jr., Chief Financial Officer of the General Partner, is allocated to the General Partner. No part of any compensation paid by CGM to any other officer of the General Partner is allocated to the General Partner. The directors and officers of the General Partner may have an indirect interest in the affairs of the Partnership insofar as they are employed by CGM, and CGM is the broker and selling agent of the Partnership.

     As compensation for its services, the Partnership pays the Advisor management fees and incentive fees described under "Item 1. Business". For the year ended December 31, 2003 and for the period from March 25, 2002 (date Partnership was organized) to December 31, 2002, the Partnership paid $2,295,848 and $427,899, respectively, in management fees. For the year ended December 31, 2003 and for the period from March 25, 2002 (date Partnership was organized) to December 31, 2002, the Partnership paid $4,558,435 and $2,361,322, respectively, in incentive fees.

Item 7. Certain Relationships and Related Transactions.

     (a) Transactions with Management and Others. Not applicable to Directors or Officers of the General Partner, except as described under "Item 6. Executive Compensation".

     (b) Certain Business Relationships. Not applicable.

     (c) Indebtedness of Management. Not applicable.

     (d) Transactions with Promoters.

     (1) CGM is the broker-dealer for the Partnership, providing both commodity brokerage and clearing services. CGM is also the selling agent for the Partnership. The Partnership pays CGM a monthly brokerage fee equal to 4.5% per year of the adjusted month-end net assets (computed monthly by multiplying the adjusted net assets of the Partnership as of the last business day of each month by 4.5% and multiplying the result thereof by the ratio that the total number of calendar days in that month bears to the number of days in the year). For purposes of calculating the brokerage fee, adjusted net assets are "net assets" increased by that current month's management fee, incentive fee accrual, other expenses and any redemptions or distributions as of the end of such month. Brokerage fees include floor brokerage. In addition, the Partnership pays CGM (or reimburses CGM if previously paid) for the exchange, clearing, give-up, user and NFA fees, which are payable on a per transaction basis. Although it is impossible to predict exactly the amount of these per transaction fees payable by the Partnership, based on the past performance of the Advisor, the aggregate of such fees is estimated at approximately 0.6% of net assets per year. CGM advanced $50,000 for initial offering and organizational expenses. CGM is being reimbursed for these expenses by the Partnership.

     (2) The assets raised by CGM as selling agent for the Partnership are transferred entirely to the Partnership. No portion of the assets is retained by CGM.

Item 8. Legal Proceedings.

     There are no material legal proceedings pending, on appeal or concluded to which the Partnership is a party or to which any of its assets is subject. There have been no material legal proceedings pending, on appeal or concluded against the General Partner or any of its directors or executive officers within the past five years.

     There have been no material administrative, civil or criminal actions within the past five years to which CGM (formerly known as Salomon Smith Barney) or certain of its affiliates have been a party or to which any of their property has been subject and no such actions are currently pending, except as follows.

SETTLEMENT OF CERTAIN LEGAL AND REGULATORY MATTERS

     In December 1996, a complaint seeking unspecified monetary damages was filed by Orange County, California against numerous brokerage firms, including Salomon Smith Barney, in the U.S. Bankruptcy Court for the Central District of California. (County of Orange et al. v. Bear Stearns & Co. Inc. et al.) The complaint alleged, among other things, that the brokerage firms recommended and sold unsuitable securities to Orange County. Salomon Smith Barney and the remaining brokerage firms settled with Orange County in mid 1999. Salomon Smith Barney paid $1,333,333 to settle this matter.

     In June 1998, complaints were filed in the U.S. District Court for the Eastern District of Louisiana in two actions (Board of Liquidations, City Debt of the City of New Orleans v. Smith Barney Inc. et ano. and The City of New Orleans v. Smith Barney Inc. et ano.), in which the City of New Orleans sought a determination that Smith Barney Inc. and another underwriter would be responsible for any damages that the City may incur in the event the Internal Revenue Service ("IRS") denies tax exempt status to the City's General Obligation Refunding Bonds Series 1991. The complaints were subsequently amended. Salomon Smith Barney has asked the court to dismiss the amended complaints. The court denied the motion but stayed the case. Subsequently, the City withdrew its lawsuit.

     In November 1998, a class action complaint was filed in the U.S. District Court for the Middle District of Florida (Dwight Brock as Clerk for Collier County v. Merrill Lynch, et al.). The complaint alleged that, pursuant to a nationwide conspiracy, 17 broker-dealer defendants, including Salomon Smith Barney, charged excessive mark-ups in connection with advanced refunding transactions. Among other relief, plaintiffs sought compensatory and punitive damages, restitution and/or rescission of the transactions and disgorgement of alleged excessive profits. In October 1999, the plaintiffs filed a second amended complaint. In November 1999, Salomon Smith Barney moved to dismiss the amended complaint. In May 2001, the parties reached and the court preliminarily approved a tentative settlement. Salomon Smith Barney paid $1,063,457 to settle this matter and in September 2001, the court approved the settlement.

     In connection with the Louisiana and Florida matters, the IRS and the SEC conducted an industry-wide investigation into the pricing of Treasury securities in advanced refunding transactions. In April 2000, Salomon Smith Barney and several other broker-dealers entered into a settlement with the IRS and the SEC. Thereafter, the plaintiffs filed voluntary discontinuances.

     Since April 2002, Salomon Smith Barney and several other broker dealers have received subpoenas and/or requests for information from various governmental and self-regulatory agencies and Congressional committees, including the NASD Inc. which has raised issues about Salomon Smith Barney's internal e-mail retention practices and research on Winstar Communications, Inc. With respect to Winstar, Salomon Smith Barney has entered into a settlement agreement. Salomon Smith Barney agreed to pay a penalty in the amount of $5 million and did not admit to any wrongdoing. In addition, with respect to issues raised by the NASD, the New York Stock Exchange ("NYSE") and the SEC about Salomon Smith Barney's and other firms' e-mail retention practices, Salomon Smith Barney and several other broker/dealers and the NASD, the NYSE and the SEC entered into a settlement agreement in December 2002. Salomon Smith Barney agreed to pay a penalty in the amount of $1.65 million and did not admit any wrongdoing.

     On April 28, 2003, Salomon Smith Barney announced final agreements with the SEC, the NASD, the NYSE and the New York Attorney General to resolve on a civil basis all of their outstanding investigations into its research and IPO allocation and distribution practices (the "Research Settlement"). To effectuate the Research Settlement, the SEC filed a Complaint and Final Judgment in the United States District Court for the Southern District of New York. On October 31, 2003, final judgment was entered against Salomon Smith Barney and nine other investment banks. The NASD has accepted the Letter of Acceptance, Waiver and Consent entered into with Salomon Smith Barney in connection with the Research Settlement. In May 2003, the NYSE advised Salomon Smith Barney that the Hearing Panel's Decision, in which it accepted the Research Settlement, had become final. As required by the Research Settlement, Salomon Smith Barney has entered into separate settlement agreements with 48 states and various U.S. territories and is in settlement negotiations with the remaining 2 states. These settlements require Salomon Smith Barney to pay $300 million for retrospective relief, plus $25 million for investor education, and commit to spend $75 million to provide independent third-party research to its clients at no charge.

REGULATORY MATTERS.

     Both the Department of Labor and the IRS have advised CGM that they were or are reviewing transactions in which Ameritech Pension Trust purchased from CGM and certain affiliates approximately $20.9 million in participations in a portfolio of motels owned by Motels of America, Inc. and Best Inns, Inc. With respect to the IRS review, CGM and certain affiliated entities have consented to extensions of time for the assessment of excise taxes that may be claimed to be due with respect to the transactions for the years 1987, 1988 and 1989.

ENRON CORP.

     In April 2002, Citigroup was named as a defendant along with, among others, commercial and/or investment banks, certain current and former Enron officers and directors, lawyers and accountants in an alleged consolidated class action complaint that was filed in the United States District Court for the Southern District of Texas seeking unspecified damages. The action, brought on behalf of individuals who purchased Enron securities (Newby, et al. v. Enron Corp., et al.), alleges violations of Sections 11 and 15 of the Securities Act of 1933, as amended, and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. Citigroup's motion to dismiss the complaint was denied in December 2002, and Citigroup filed an answer in January 2003. In May 2003, plaintiffs filed an amended consolidated class action complaint, and Citigroup filed a motion to dismiss in June 2003. Plaintiffs filed a motion for class certification in May 2003. Discovery is proceeding pending the Court's decision on class certification.

     Additional actions have been filed against Citigroup and certain of its affiliates, including CGM, along with other parties, including (i) actions brought by a number of pension and benefit plans, investment funds, mutual funds, and other individual and institutional investors in connection with the purchase of Enron and Enron-related equity and debt securities, alleging violations of various state and federal securities laws, state unfair competition statutes, common law fraud, misrepresentation, unjust enrichment, breach of fiduciary duty, conspiracy, and other violations of state law; (ii) an action by banks that participated in two Enron revolving credit facilities, originally alleging fraud, gross negligence, breach of implied duties, aiding and abetting and civil conspiracy in connection with defendants' administration of a credit facility with Enron; the Court granted Citigroup's motion to dismiss with respect to all claims except for certain claims of aiding and abetting and civil conspiracy; (iii) an action brought by several funds in connection with secondary market purchases of Enron debt securities, alleging violations of the federal securities law, including Section 11 of the Securities Act of 1933, as amended, and claims for fraud and misrepresentation; (iv) a series of alleged class actions by purchasers of NewPower Holdings common stock, alleging violations of the federal securities law, including Section 11 of the Securities Act of 1933, as amended, and Section 10(b) of the Securities Exchange Act of 1934, as amended; (v) an alleged class action brought by clients of CGM in connection with research reports concerning Enron, alleging breach of contract;
(vi) an action brought by a retirement and health benefits plan in connection with the purchase of certain Enron notes, alleging violation of federal securities law, including Section 11 of the Securities Act of 1933, as amended, violations of state securities and unfair competition law, and common law fraud and breach of fiduciary duty; (vii) an action brought by the Attorney General of Connecticut in connection with various commercial and investment banking services provided to Enron; (viii) an action brought by purchasers in the secondary market of Enron bank debt, alleging claims for common law fraud, conspiracy, gross negligence, negligence and breach of fiduciary duty; (ix) an action brought by an investment company, alleging that Enron fraudulently induced it to enter into a commodity sales contract; (x) five adversary proceedings filed by Enron in its chapter 11 bankruptcy proceedings to recover alleged preferential payments and fraudulent transfers involving Citigroup, certain of its affiliates and other entities, and to disallow or to subordinate claims that Citigroup and other entities have filed against Enron; (xi) third-party actions brought by former Enron officers and directors, alleging violation of state securities and other laws and a right to contribution from Citigroup, in connection with claims under state securities and common law brought against the officers and directors and others; and (xii) an alleged class action brought on behalf of Connecticut municipalities, alleging violation of state statutes, conspiracy to commit fraud, aiding and abetting a breach of fiduciary duty and unjust enrichment. Several of these cases have been consolidated or coordinated with the Newby action and are now generally inactive pending the Court's decision on the pending motion on class certification.

     On July 28, 2003, Citigroup entered into a final settlement agreement with the SEC to resolve the SEC's outstanding investigations into Citigroup transactions with Enron and Dynegy. Pursuant to the settlement, Citigroup has, among other terms, (1) consented to the entry of an administrative cease and desist order, which bars Citigroup from committing or causing violations of provisions of the federal securities laws, and (2) agreed to pay $120 million ($101.25 million allocable to Enron and $18.75 million allocable to Dynegy). Citigroup entered into this settlement without admitting or denying any wrongdoing or liability, and the settlement does not establish wrongdoing or liability for purposes of any other proceeding. On July 28, 2003, Citibank, N.A. entered into an agreement with the Office of the Comptroller of the Currency ("OCC") and Citigroup entered into an agreement with the Federal Reserve Bank of New York ("FED") to resolve their inquiries into certain of Citigroup's transactions with Enron. Pursuant to the agreements, Citibank and Citigroup have agreed to submit plans to the OCC and FED, respectively, regarding the handling of complex structured finance transactions. Also on July 28, 2003, Citigroup entered into a settlement agreement with the Manhattan District Attorney's Office to resolve its investigation into certain of Citigroup's transactions with Enron; pursuant to the settlement, Citigroup has agreed to pay $25.5 million and to abide by its agreements with the SEC, OCC and FED.

     In July 2002, Citigroup, CGM and certain officers were named as defendants in an alleged class action filed in the United States District Court for the Southern District of New York, brought on behalf of purchasers of Citigroup common stock between July 24, 1999 and July 23, 2002. The complaint seeks unspecified compensatory and punitive damages for alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and for common law fraud. Fourteen virtually identical complaints have been filed and consolidated. The complaints allege that Citigroup misstated the extent of its Enron-related exposure, and that Citigroup's stock price fell once the true extent of the company's Enron involvements became known. Plaintiffs filed an amended complaint on March 10, 2003, which incorporated the allegations in the 15 separate actions and added new material as well. The amended complaint focuses on certain transaction Citigroup did with Enron and alleged analyst conflicts of interest. The class period for the consolidated amended complaint is July 24, 1999 to December 11, 2002. On June 2, 2003, Citigroup filed a motion to dismiss the consolidated amended complaint. Plaintiffs' response was filed on July 30, and Citigroup's reply was filed on October 3, 2003. Oral argument before Judge Swain was held on November 20, 2003.

DYNEGY INC.

     On June 6, 2003, the complaint in a pre-existing alleged class action pending in the United States District Court for the Southern District of Texas (In Re: Dynegy Inc. Securities Litigation) brought by purchasers of publicly traded debt and equity securities of Dynegy Inc. was amended to add Citigroup, Citibank and CGM as defendants. The plaintiffs allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, against the Citigroup defendants.

WORLDCOM, INC.

     Citigroup, CGM and certain executive officers and current and former employees have been named as defendants -- along with twenty-two other investment banks, certain current and former WorldCom officers and directors, and WorldCom's former auditors -- in a consolidated class action brought on behalf of individuals and entities who purchased or acquired publicly traded securities of WorldCom between April 29, 1999 and June 25, 2002 (In Re: Worldcom Inc. Securities Litigation). The class action complaint asserts claims against CGM under (i) Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended, in connection with certain bond offerings in which it served as underwriter, and (ii) Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated under Section 10(b), alleging that it participated in the preparation and/or issuance of misleading WorldCom registration statements and disseminated misleading research reports concerning WorldCom stock. On May 19, 2003, the Court denied CGM's motion to dismiss the consolidated class action complaint. On October 24, 2003, the Court granted the plaintiffs' motion for class certification. On December 31, 2003, the United States Court of Appeals for the Second Circuit granted CGM's petition seeking leave for an interlocutory appeal of the class certification order. The District Court has scheduled trial to begin in January 2005.

     Pursuant to an order entered May 28, 2003, the District Court consolidated approximately seventy individual actions with the class action for pretrial proceedings. Certain individual plaintiffs have appealed the district court's order denying their motions to remand. The claims asserted in these individual actions are substantially similar to the claims alleged in the class action and assert state and federal securities law claims based on CGM's research reports concerning WorldCom and/or CGM's role as an underwriter in WorldCom offerings.

     Numerous other actions asserting claims against CGM in connection with its research reports about WorldCom and/or its role as an investment banker for WorldCom are pending in other federal and state courts. These actions have been remanded to various state courts, are pending in other federal courts, or have been conditionally transferred to the United States District Court for the Southern District of New York to be consolidated with the class action. In addition, actions asserting claims against Citigroup and certain of its affiliates relating to its WorldCom research reports are pending in numerous arbitrations around the country. These arbitration proceedings assert claims that are substantially similar to the claims asserted in the class action.

GLOBAL CROSSING

     On or about January 28, 2003, lead plaintiff in a consolidated alleged class action in the United States District Court for the Southern District of New York (In Re: Global Crossing, Ltd. Securities Litigation) filed a consolidated complaint on behalf of purchasers of the securities of Global Crossing and Asia Global Crossing, which names as defendants, among others, Citigroup, CGM, CGMH and certain executive officers and current and former employees. The alleged class action complaint asserts claims against these Citigroup defendants under (i) Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended, and Section 14(a) of the Securities Exchange Act of 1934, as amended and Rule 14A-9A promulgated thereunder, in connection with certain  offerings in which CGM served as  underwriter  and in  connection  with certain transactions in which CGM issued fairness opinions, and (ii) Section 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder, alleging that they disseminated misleading research reports concerning Global Crossing and Asia Global Crossing. The Citigroup-related defendants have moved to dismiss these claims.

     In addition, actions asserting claims against Citigroup and certain of its affiliates relating to its Global Crossing research reports are pending in numerous arbitrations around the country. These arbitration proceedings assert claims that are substantially similar to the claims asserted in the alleged class action.

ADELPHIA COMMUNICATIONS CORPORATION

     On July 6, 2003, an adversary proceeding was filed by the Official Committee of Unsecured Creditors on behalf of Adelphia Communications Corporation against certain lenders and investment banks, including CGM, Citibank, N.A., Citicorp USA, Inc., and Citigroup Financial Products, Inc. (together, the Citigroup Parties). The complaint alleges that the Citigroup Parties and numerous other defendants committed acts in violation of the Bank Holding Company Act and the common law. The complaint seeks equitable relief and an unspecified amount of compensatory and punitive damages. In November 2003, a similar adversary proceeding was filed by the Equity Holders Committee of Adelphia.

     In addition, CGM is among the underwriters named in numerous civil actions brought to date by investors in Adelphia debt securities in connection with Adelphia securities offerings between September 1997 and October 2001. Three of the complaints also assert claims against Citigroup Inc. and Citibank, N.A. All of the complaints allege violations of federal securities laws, and certain of the complaints also allege violations of state securities laws and the common law. The complaint seeks unspecified damages. In December 2003, a second amended complaint was filed and consolidated before the same judge of the United States District Court for the Southern District of New York.

MUTUAL FUNDS

     In 2003, several issues in the mutual fund industry have come under the scrutiny of federal and state regulators. The Company has received subpoenas and other requests for information from various government regulators regarding market timing, fees, sales practices and other mutual fund issues in connection with various investigations, including an investigation by the SEC and a United States Attorney into the arrangements under which CGMH became the transfer agent for many of the mutual funds in the Smith Barney fund complex. CGMH is cooperating fully with all such reviews.

RESEARCH

     Since May 2002, Citigroup, CGM and certain executive officers and current and former employees have been named as defendants in numerous alleged class action complaints, individual actions, and arbitration demands by purchasers of various securities, alleging that they violated federal securities law, including Sections 10 and 20 of the Securities Exchange Act of 1934, as amended, and certain state laws for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with companies in connection with published investment research, including AT&T Corp., Winstar Communications, Inc., Rhythm NetConnections, Inc., Level 3 Communications, Inc., Metromedia Fiber Network, Inc., XO Communications, Inc., Williams Communications Group Inc., and Qwest Communications International Inc. The alleged class actions relating to research of these companies are pending before a single judge in the United States District Court for the Southern District of New York for coordinated proceedings. The Court has consolidated these actions into separate proceedings corresponding to the companies named above. On January 30, 2004, plaintiffs in the Rhythm
NetConnections,   Inc.  action   voluntarily   dismissed  their  complaint  with
prejudice.

     In addition, actions asserting claims against Citigroup and certain of its affiliates relating to its research reports on these companies are pending in numerous arbitrations around the country. These arbitration proceedings assert claims that are substantially similar to the claims asserted in the class and individual actions.

     Three additional alleged class actions are pending in federal courts against Citigroup and certain of its affiliates, including CGM, and certain of their current and former directors, officers and employees, along with other parties, on behalf of persons who maintained accounts with CGM. These actions assert, among other things, common law claims, claims under state statutes, and claims under the Investment Advisers Act of 1940, for allegedly failing to provide objective and unbiased investment research and investment management, seeking, among other things, return of fees and commissions. In all three of these actions, the Citigroup-related defendants have moved to dismiss the complaints. In two of these alleged class actions, these motions were granted and appeals are now pending.

     In May 2003,  the SEC,  NYSE and NASD issued a subpoena  and letters to CGM requesting documents and information with respect to their continuing investigation of individuals in connection with the supervision of the research and investment banking departments of CGM. Other parties to the Research Settlement have received similar subpoena and letters.

     On June 23, 2003, the West Virginia Attorney General filed an action against CGM and nine other firms that were parties to the Research Settlement. The West Virginia Attorney General alleges that the firms violated the West
Virginia Consumer Credit and Protection Act in connection with their research activities and seeks monetary penalties. CGM and the other defendants have moved to dismiss the action.

     In April 2002, consolidated amended complaints were filed against CGM and other investment banks named in numerous alleged class actions filed in the United States District Court for the Southern District of New York, alleging violations of certain federal securities laws (including Section 11 of the Securities Act of 1933, as amended, and Section 10(b) of the Securities Exchange Act of 1934, as amended) with respect to the allocation of shares for certain initial public offerings and related aftermarket transactions and damage to investors caused by allegedly biased research analyst reports. On February 19, 2003, the Court issued an opinion denying defendants' motion to dismiss. Also filed in the Southern District of New York against CGM and other investment banks were several alleged class actions that were consolidated into a single class action, alleging violations of certain federal and state antitrust laws in connection with the allocation of shares in initial public offerings when acting as underwriters. On November 3, 2003, the Court granted CGM's motion to dismiss the consolidated amended complaint in the antitrust case.

     In the course of its business, CGM, as a major futures commission merchant and broker-dealer is a party to various claims and routine regulatory investigations and proceedings that the General Partner believes do not have a material effect on the business of CGM.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

     (a) Market information. The Partnership has issued no stock. There is no public market for the Redeemable Units.

     (b) Holders. The number of holders of Redeemable Units and Units of General Partner Interest as of December 31, 2003 was 1,164.

     (c) Distributions. The Partnership did not declare any distributions during the years ended December 31, 2003 or 2002.

     (d) Securities authorized for issuance under equity compensation plans. Not applicable.

Item 10. Recent Sales of Unregistered Securities.

     (a) Securities sold. From April 15, 2002 (commencement of offering period) through December 31, 2003, the Partnership sold limited partnership Redeemable Units which resulted in aggregate proceeds to the Partnership of $150,383,000. (This figure includes $1,000 contributed by David J. Vogel, as the initial limited partner, in order to form the Partnership.)

     (b) Underwriters and other purchasers. Redeemable Units of Limited Partnership Interest were sold to persons and entities who are accredited investors as that term is defined in Rule 501(a) of Regulation D as well as to those persons who are not accredited investors but who have either (i) a net worth (exclusive of home, furnishings and automobiles) individually or jointly with their spouse of at least three times their investment in the Partnership (the minimum investment for which is $25,000) or (ii) gross income for the past two years and projected gross income for the current year of not less than three times their investment in the Partnership (the minimum investment for which is $25,000) for each year. The offering is limited to 35 non-accredited investors.

     (c) Consideration. The aggregate proceeds of securities sold during the period from April 15, 2002 (commencement of offering period) through December 31, 2003 was $151,526,000, of which $1,143,000 was from units of general partnership interest sold to the General Partner. (The $151,526,000 figure includes $1,000 contributed by each of the General Partner and David J. Vogel, as the initial limited partner, in order to form the Partnership.)

     Redeemable Units have been sold monthly at Net Asset Value per Redeemable Unit. No underwriting discounts or commissions are paid in connection with the Redeemable Units.

     (d) Exemption from registration claimed. Exemption is claimed from registration under Securities Act Section 4(2) and Section 506(a) of Regulation D promulgated thereunder. The purchasers are accredited investors under Rule 501(a) of Regulation D and a limited number of non-accredited investors, as discussed in paragraph (a) above. As of December 31, 2003, one non-accredited investor had purchased Redeemable Units in the Partnership.

     The minimum subscription for Redeemable Units is $25,000. The General Partner may in its sole discretion accept subscriptions of less than $25,000. The minimum additional subscription for investors who are currently limited partners is $10,000.

     In accordance with Part 4 of the CFTC regulations, before making any investment in the Partnership, each investor is provided with a Disclosure Document, as supplemented, that contains information concerning the Partnership as prescribed in CFTC regulations.

          (e)  Terms of conversion or exercise. Not applicable.

          (f)  Use of proceeds. Not applicable.

Item 11. Description of Registrant's Securities to be Registered.

     The Partnership is registering Redeemable Units which are privately offered. Profits and losses of the Partnership are allocated among the partners on a monthly basis in proportion to their capital accounts (the initial balance of which is the amount paid for their Redeemable Units). Distributions of profits will be made at the sole discretion of the General Partner.

     The Redeemable Units may not be transferred without the written consent of the General Partner except in the cases of the death of an individual limited partner or the termination of an entity that is a limited partner as provided in the Limited Partnership Agreement. No transfer or assignment will be permitted unless the General Partner is satisfied that such transfer or assignment will not violate federal or state securities laws and will not jeopardize the Partnership's status as a partnership for federal income tax purposes. No substitution may be made unless the transferor delivers an instrument of substitution, the transferee adopts the terms of, and executes, the Limited Partnership Agreement, and the General Partner consents to such substitution
(which consent may be withheld at its sole and absolute discretion). A transferee who becomes a substituted limited partner will be subject to all of the rights and liabilities of a limited partner of the Partnership. A transferee who does not become a substituted limited partner will be entitled to receive the share of the profits or the return of capital to which his transferor would otherwise be entitled, but will not be entitled to vote, to an accounting of Partnership transactions, to receive tax information, or to inspect the books and records of the Partnership. Under the New York Revised Limited Partnership Act, an assigning limited partner remains liable to the Partnership for any amounts for which he may be liable under such law regardless of whether any assignee to whom he has assigned Redeemable Units becomes a substituted limited partner.

     A limited partner may require the Partnership to redeem some or all of his Redeemable Units at Net Asset Value per Redeemable Unit as of the last day of any month (the "Redemption Date"), provided that the limited partner has held such Redeemable Units for three full months. The right to redeem is contingent upon the Partnership's having property sufficient to discharge its liabilities on the Redemption Date and upon receipt by the General Partner of a written or oral request for redemption at least 10 business days prior to the Redemption Date. Because Net Asset Value fluctuates daily, limited partners will not know the Net Asset Value applicable to their redemption at the time a notice of redemption is submitted. Payment for a redeemed interest will be made within 10 business days following the Redemption Date by crediting a limited partner's CGM securities account with the proceeds of the redemption. There is no fee charged to limited partners in connection with redemptions. The General Partner reserves the right in its sole discretion to permit redemptions more frequently than monthly and to waive the 10-day notice period. The General Partner may also, at its sole discretion and upon 10 days' notice to a limited partner, require that any limited partner redeem its Redeemable Units if such redemption is in the best interests of the Partnership.

                  Summary of the Limited Partnership Agreement

     The following is an explanation of all of the material terms and provisions of the Limited Partnership Agreement, a copy of which is attached as Exhibit 3.3 hereto and is incorporated herein by this reference. Each prospective investor should read the Limited Partnership Agreement thoroughly before investing. The following description is a summary only, is not intended to be complete, and is qualified in its entirety by the Limited Partnership Agreement itself.

Liability of Limited Partners

     The Partnership was formed under the laws of the State of New York on March 25, 2002. The General Partner has been advised by its counsel, Willkie Farr & Gallagher LLP, that except as required by the New York Revised Limited Partnership Act (the "New York Act") and as set forth in Paragraph 7(f) of the Limited Partnership Agreement, Redeemable Units purchased and paid for pursuant to this offering will be fully paid and non-assessable, and a limited partner will not be liable for amounts in excess of his contributions to the Partnership and his share of Partnership assets and undistributed profits. The New York Act provides that a limited partner who knowingly receives a prohibited distribution is liable to the limited partnership for the amount of the distribution for a period of three years from the date of distribution. A limited partner who participates in the control of the Partnership's business may become liable as a general partner to persons who transact business with the Partnership reasonably believing, based upon the limited partner's conduct, that the limited partner is a general partner. The General Partner will be liable for all obligations of the Partnership to the extent that assets of the Partnership are insufficient to discharge such obligations.

Management of Partnership Affairs

     The limited partners will not participate in the management or control of the Partnership. Under the Limited Partnership Agreement, responsibility for managing the Partnership is vested solely in the General Partner. The General Partner may select one or more trading advisors to direct all trading for the Partnership. Other responsibilities of the General Partner include, but are not limited to, the following: reviewing and monitoring the trading of the trading advisor(s); administering redemptions of Redeemable Units; preparing monthly and annual reports to the limited partners; preparing and filing necessary reports with regulatory authorities; calculating the Net Asset Value; executing various documents on behalf of the Partnership and the limited partners pursuant to powers of attorney; and supervising the liquidation of the Partnership if an event causing dissolution of the Partnership occurs.

Sharing of Profits and Losses; Partnership Accounting

     Each partner will have a capital account, and its initial balance will be the amount he paid for his Redeemable Units or, in the case of a contribution by the general partner, its capital contribution (which shall be treated as units of general partnership interest). Any increase or decrease in the Net Assets of the Partnership will be allocated among the partners on a monthly basis and will be added to or subtracted from the accounts of the partners in the ratio that each account bears to all accounts.

Additional Partners

     The General Partner has the sole discretion to determine whether to offer for sale additional Redeemable Units and to admit additional limited partners. There is no limitation on the number of Redeemable Units which may be outstanding at any time. All Redeemable Units offered by the Partnership will be sold at the Partnership's then current Net Asset Value per Redeemable Unit. The General Partner may make arrangements for the sale of additional Redeemable Units in the future.

Dissolution of the Partnership

     The affairs of the Partnership will be wound up and the Partnership liquidated as soon as practicable upon the first to occur of the following: (i) December 31, 2022; (ii) receipt by the General Partner of an election to dissolve the Partnership by limited partners owning more than 50% of the Redeemable Units then outstanding; (iii) assignment by the General Partner of all of its interest in the Partnership, withdrawal, removal, bankruptcy or any other event that causes the General Partner to cease to be a general partner under the New York Revised Uniform Limited Partnership Act, unless the Partnership is continued as described in the Limited Partnership Agreement; (iv) a decline in Net Asset Value to less than $400 per Redeemable Unit as of the end of any trading day; or (v) the occurrence of any event which shall make it unlawful for the existence of the Partnership to be continued. In addition, the General Partner may, in its sole discretion, cause the Partnership to dissolve if the Partnership's aggregate Net Assets decline to less than $1,000,000.

Removal or Admission of General Partner

     The General Partner may be removed and successor general partners may be admitted upon the vote of a majority of the outstanding Redeemable Units.

Amendments; Meetings

     The Limited Partnership Agreement may be amended if approved in writing by the General Partner and limited partners owning more than 50% of the outstanding Redeemable Units. In addition, the General Partner may amend the Limited Partnership Agreement without the consent of the limited partners in order to clarify any clerical inaccuracy or ambiguity or reconcile any inconsistency (including any inconsistency between the Limited Partnership Agreement and the offering memorandum); to delete or add any provision of or to the Limited Partnership Agreement required to be deleted or added by the staff of any federal or state agency; or to make any amendment to the Limited Partnership Agreement which the General Partner deems advisable (including but not limited to amendments necessary to effect the allocations proposed therein) provided that such amendment is not adverse to the limited partners, or is required by law.

     Any limited partner, upon written request addressed to the General Partner, may obtain from the General Partner a list of the names and addresses of record of all limited partners and the number of Redeemable Units held by each for a purpose reasonably related to such limited partner's interest as a limited partner in the Partnership. Upon receipt of a written request, signed by limited partners owning at least 10% of the outstanding Redeemable Units, that a meeting of the Partnership be called to consider any matter upon which limited partners may vote pursuant to the Limited Partnership Agreement, the General Partner, by written notice to each limited partner of record mailed within 15 days after such receipt, must call a meeting of the Partnership. Such meeting must be held at least 30 but not more than 60 days after the mailing of such notice and the notice must specify the date, a reasonable time and place, and the purpose of such meeting.

     At any such meeting, upon the approval by an affirmative vote of limited partners owning more than 50% of the Redeemable Units, the following actions may be taken: (i) the Limited Partnership Agreement may, with certain exceptions, be amended; (ii) the Partnership may be dissolved; (iii) the General Partner may be removed and a new general partner may be admitted; (iv) a new general partner or general partners may be admitted if the General Partner elects to withdraw from the Partnership; (v) any contracts with the General Partner or any of its affiliates or any trading advisor may be terminated without penalty on 60 days' notice; and (vi) the sale of all assets of the Partnership may be approved. However, no such action may be taken unless the General Partner has been furnished with an opinion of counsel that the action to be taken will not adversely affect the status of the limited partners as limited partners under the New York Revised Limited Partnership Act and that the action is permitted under such law.

Reports to Limited Partners

     The Partnership's books and records are maintained at its principal office and the limited partners have the right at all times during reasonable business hours to have access to and copy the Partnership's books and records for a purpose reasonably related to such limited partner's interest as a limited partner in the Partnership. Within 30 days of the end of each month, the general partner will provide the limited partners with a financial report containing information relating to the Net Assets and Net Asset Value of a Redeemable Unit as of the end of such month, as well as other information relating to the operations of the Partnership which is required to be reported to the limited partners by CFTC regulations. In addition, if any of the following events occur, notice thereof will be mailed to each limited partner within seven business days of such occurrence: a decrease in the Net Asset Value of a Redeemable Unit to $400 or less as of the end of any trading day; any change in trading advisors; any change in commodity brokers; any change in the general partner; any material change in the Partnership's trading policies or any material change in an advisor's trading strategies. In addition, a certified annual report of financial condition will be distributed to the limited partners not more than 90 days after the close of the Partnership's fiscal year. Not more than 75 days after the close of the fiscal year and if required by the then applicable tax law, tax information necessary for the preparation of the limited partners' annual federal income tax returns will be distributed to the limited partners.

Income Tax Aspects

     The trading activities of the Partnership, in general, generate capital gain and loss and ordinary income. The Partnership pays no federal income tax; rather, limited partners are allocated their proportionate share of the taxable income or losses realized by the Partnership during the period of the Partnership's taxable year that Redeemable Units were owned by them. Unrealized gains on "Section 1256 contracts" (as defined in the Code) held by the Partnership at the end of its taxable year must be included in income under the "mark-to-market" rule and will be allocated to partners in proportion to their respective capital accounts.

Item 12. Indemnification of Directors and Officers.

     Section 16 of the Limited Partnership Agreement (attached as Exhibit 3.3 hereto) provides for indemnification of the General Partner, its officers, directors, more than 10% stockholders, and persons who directly or indirectly control, are controlled by or under common control with the General Partner. The Registrant is not permitted to indemnify the General Partner or its affiliates for liabilities resulting from a violation of the Securities Act of 1933 or any State securities law in connection with the offer or sale of the Redeemable Units.

     Section 6 of the Management Agreement (attached as Exhibit 10.1 hereto) provides for indemnification by the General Partner and the Partnership of the Advisor for any loss, liability, damage, cost, expense (including, without limitation, attorneys' and accountants' fees), judgments and amounts paid in settlement actually and reasonably incurred by it in connection with such action, suit, or proceeding if the Advisor acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Partnership and provided that its conduct did not constitute negligence, intentional misconduct, or a breach of its fiduciary obligations to the Partnership as a commodity trading advisor, unless and only to the extent that the court or administrative forum in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, the Advisor is fairly and reasonably entitled to indemnity for such expenses which such court or administrative forum shall deem proper; and further provided that no indemnification shall be available from the Partnership if such indemnification is prohibited by Section 16 of the Limited Partnership Agreement.

     Furthermore, under certain circumstances, the Advisor will indemnify, defend and hold harmless the General Partner, the Partnership and their affiliates against any loss, liability, damage, cost or expense (including, without limitation, attorneys' and accountants' fees), judgments and amounts paid in settlement actually and reasonably incurred by them (A) as a result of the material breach of any material representations and warranties made by the Advisor in the Management Agreement, or (B) as a result of any act or omission of the Advisor relating to the Partnership if there has been a final judicial or regulatory determination or, in the event of a settlement of any action or proceeding with the prior written consent of the Advisor, a written opinion of an arbitrator, to the effect that such acts or omissions violated the terms of the Management Agreement in any material respect or involved negligence, bad faith, recklessness or intentional misconduct on the part of the Advisor (except as otherwise provided in Section 1(g) of the Management Agreement).

Item 13. Financial Statements and Supplementary Data.

     (a) Selected quarterly financial data. The Partnership does not have securities registered pursuant to Sections 12(b) or 12(g) of the Securities Exchange Act of 1934.

     (b) Information about gas producing activities. The Partnership is not engaged in oil and gas producing activities.

     The Financial Statements of the Partnership and the General Partner are set forth below.

                           To the Limited Partners of
                Salomon Smith Barney Fairfield Futures Fund L.P.


To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.





By:/s/ Daniel R. McAuliffe, Jr.
       Daniel R. McAuliffe, Jr.
       Chief Financial Officer and Director
       Citigroup Managed Futures LLC
       General Partner, Salomon Smith Barney
       Fairfield Futures Fund L.P.

Citigroup Managed Futures LLC
399 Park Avenue
7th Floor
New York, N.Y. 10022
212-559-2011

                          Independent Auditors' Report

To the Partners of
  Salomon Smith Barney Fairfield Futures Fund L.P.:

We have audited the accompanying statements of financial condition of Salomon Smith Barney Fairfield Futures Fund L.P. (the Partnership), including the condensed schedules of investments, as of December 31, 2003 and 2002, and the related statements of income and expenses, and partners' capital for the year ended December 31, 2003 and for the period from March 25, 2002 (date Partnership was organized) to December 31, 2002. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salomon Smith Barney Fairfield Futures Fund L.P. as of December 31, 2003 and 2002, and the results of its operations and its partners' capital for the year ended December 31, 2003 and for the period from March 25, 2002 to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP
    New York, New York
    February 27, 2004

                              Salomon Smith Barney
                           Fairfield Futures Fund L.P.
                        Statements of Financial Condition
                           December 31, 2003 and 2002

                                                             2003           2002
                                                         -----------    -----------
Assets:
Equity in commodity futures trading account:
 Cash (restricted $22,528,015 and $6,290,813 in 2003
  and 2002, respectively) (Note 3c)                     $147,097,742   $ 55,366,614
 Net unrealized appreciation on open futures positions     7,024,635      4,580,980
 Unrealized appreciation on open forward contracts         9,431,409        127,125
                                                        ------------   ------------
                                                         163,553,786     60,074,719
Interest receivable (Note 3c)                                 17,096         46,083
                                                        ------------   ------------
                                                        $163,570,882   $ 60,120,802
                                                        ============    ===========

Liabilities and Partners' Capital:
Liabilities:
 Unrealized depreciation on open forward contracts      $  5,457,368   $  1,063,066
 Accrued expenses:
  Commissions (Note 3c)                                      604,289        225,706
  Management fees (Note 3b)                                  267,456         99,850
  Administrative fees (Note 3a)                               66,864         24,963
  Incentive fees (Note 3b)                                 2,810,786         91,733
  Due to CGM (Note 6)                                         14,614         38,463
  Professional fees                                           50,378         44,514
  Other                                                        3,110          2,849
Redemptions payable (Note 5)                                 985,637        161,389
                                                        ------------   ------------
                                                          10,260,502      1,752,533
                                                        ------------   ------------
Partners' capital (Notes 1 and 5):
 General Partner, 864.9335 and 551.8983 Unit
  equivalents outstanding in 2003 and
  2002, respectively                                       1,546,626        816,296

 Limited Partners, 84,872.1963 and 38,910.8650
  Redeemable Units of Limited Partnership Interest
  outstanding in 2003 and 2002 , respectively            151,763,754     57,551,973
                                                        ------------   ------------
                                                         153,310,380     58,368,269
                                                        ------------   ------------
                                                        $163,570,882   $ 60,120,802
                                                        ============    ===========


See accompanying notes to financial statements.

                              Salomon Smith Barney
                           Fairfield Futures Fund L.P.
                        Condensed Schedule of Investments
                                December 31, 2003

Sector                                   Contract                                                Fair Value
-------                                  ---------                                               ----------
Currencies                               Futures contracts purchased  2.19%                      $3,353,014
                                         Unrealized appreciation on forward contracts 0.00%*            547
                                         Unrealized depreciation on forward contracts (0.46)%      (697,168)
                                                                                                -----------
                                         Total forward contracts (0.46%)                           (696,621)
                                                                                                -----------

  Total Currencies 1.73%                                                                          2,656,393
                                                                                                -----------

Total Energy (0.30)%                     Futures contracts purchased (0.30)%                       (467,020)
                                                                                                -----------

Total Grains (0.14)%                     Futures contracts purchased (0.14)%                       (212,455)
                                                                                                -----------

Total Interest Rates U.S. (0.07)%        Futures contracts purchased (0.07)%                       (113,875)
                                                                                                -----------

Total Interest Rates Non-U.S. (0.03)%    Futures contracts purchased (0.03)%                        (44,191)
                                                                                                -----------

Metals                                   Total futures contracts purchased 0.21%                    316,390

                                         Unrealized appreciation on forward contracts 6.15%       9,430,862
                                         Unrealized depreciation on forward contracts (3.11)%    (4,760,200)
                                                                                                -----------
                                         Total forward contracts 3.04%                            4,670,662
                                                                                                -----------

  Total Metals 3.25%                                                                              4,987,052
                                                                                                -----------

Total Indices 2.73%                      Futures contracts sold 2.73%                             4,192,772
                                                                                                -----------

Total Fair Value 7.17%                                                                          $10,998,676
                                                                                                ===========

                                           Investments       % of Investments
Country Composition                      at Fair Value        at Fair Value
---------------------------              --------------       ----------------
Germany                                     $1,423,867             12.95%
France                                         114,273              1.04
Hong Kong                                       19,193              0.17
Japan                                          (17,134)            (0.16)
Spain                                          251,047              2.28
United Kingdom                               4,871,097             44.29
United States                                4,336,333             39.43
                                            ----------           --------
                                           $10,998,676            100.00%
                                           ===========            =======

Percentages are based on Partners' capital unless otherwise indicated
* Due to rounding
See accompanying notes to financial statements.

                              Salomon Smith Barney
                           Fairfield Futures Fund L.P.
                        Condensed Schedule of Investments
                                December 31, 2002

Sector                                    Contract                                  Fair Value
------                                    --------                                  ----------
Currencies                                Futures contracts purchased  4.49%       $ 2,618,916
                                          Unrealized appreciation on forward
                                           contracts 0.06%                              37,293
                                                                                     ---------
Total Currencies 4.55%                                                               2,656,209
                                                                                     ---------

Total Energy (0.43)%                      Futures contracts purchased (0.43)%         (249,360)
                                                                                     ---------

Total Grains 0.38%                        Futures contracts sold 0.38%                 223,807
                                                                                     ---------

Total Interest Rates U.S. 0.53%           Futures contracts purchased 0.53%            307,933
                                                                                     ---------

Total Interest Rates Non-U.S. 1.95%       Futures contracts purchased 1.95%          1,139,997
                                                                                     ---------

Metals
                                          Unrealized depreciation on forward
                                            contracts (1.82)%                       (1,063,066)
                                          Unrealized appreciation on forward
                                            contracts 0.15%                             89,832
                                                                                     ---------
  Total Metals (1.67)%                                                                (973,234)
                                                                                     ---------

Total Softs 0.17%                         Futures contracts purchased 0.17%             97,474
                                                                                     ---------

Total Indices 0.76%                       Futures contracts sold 0.76%                 442,213
                                                                                     ---------

Total Fair Value 6.24%                                                              $3,645,039
                                                                                    ==========


                                                   Investments        % of Investments
Country Composition                              at Fair Value         at Fair Value
---------------------------                      -------------         --------------
Australia                                           $    1,651              0.05%
Germany                                                686,467             18.83
Hong Kong                                              116,734              3.20
Japan                                                  323,330              8.87
United Kingdom                                        (519,206)           (14.24)
United States                                        3,036,063             83.29
                                                     ---------           --------
                                                    $3,645,039            100.00%
                                                     =========           =========

Percentages are based on Partners' capital unless otherwise indicated See accompanying notes to financial statements.

                              Salomon Smith Barney
                           Fairfield Futures Fund L.P.
                        Statements of Income and Expenses
                      for the year ended December 31, 2003
                        and for the period March 25, 2002
                        (date Partnership was organized)
                              to December 31, 2002

                                                                        2003           2002
                                                                     -----------    ----------
Income:
 Net gains on trading of commodity interests:
  Realized gains on closed positions and foreign currencies          $24,151,280   $ 9,858,197
  Net unrealized gains on open positions                               7,353,637     3,645,039
                                                                     -----------   -----------
                                                                      31,504,917    13,503,236
Interest income (Note 3c)                                                829,712       247,745
                                                                     -----------   -----------
                                                                      32,334,629    13,750,981
                                                                     -----------   -----------
Expenses:
 Brokerage commissions including clearing fees
  of $209,012 and $31,142, respectively (Note 3c)                      5,845,292     1,073,575
 Management fees (Note 3b)                                             2,295,848       427,899
 Administrative fees (Note 3a)                                           573,962       106,975
 Incentive fees (Note 3b)                                              4,558,435     2,361,322
 Professional fees                                                        93,792        62,500
 Other expenses                                                            9,365        12,195
                                                                     -----------   -----------
                                                                      13,376,694     4,044,466
                                                                     -----------   -----------
Net income                                                           $18,957,935   $ 9,706,515
                                                                     ===========    ==========
Net income per Redeemable Unit of Limited Partnership Interest and
 General Partner Unit equivalent (Notes 1 and 7)                       $  309.07      $ 497.79
                                                                      ==========    ==========

See accompanying notes to financial statements.

                              Salomon Smith Barney
                           Fairfield Futures Fund L.P.
                         Statements of Partners' Capital
                      for the year ended December 31, 2003
                        and for the period March 25, 2002
                        (date Partnership was organized)
                              to December 31, 2002


                                                        Limited            General
                                                       Partners            Partner          Total
                                                       ----------          --------       ----------
Initial capital contributions, 1 Redeemable Unit
 of Limited Partnership Interest and General
 Partner's contribution representing 1 Unit
 equivalent                                              $  1,000         $  1,000        $   2,000
Proceeds from offering of 12,423 Redeemable Units
 of Limited Partnership Interest and General
 Partner's contribution representing 125 Unit
 equivalents (Note 1)                                  12,423,000          125,000       12,548,000
Offering costs (Note 6)                                   (49,000)          (1,000)         (50,000)
                                                      -----------        ----------      -----------
Opening Partnership capital for operations             12,375,000          125,000       12,500,000
Net income                                              9,557,219          149,296        9,706,515
Sale of 32,061.9138 Redeemable Units of Limited
 Partnership Interest and General Partner's
 contribution representing 425.8983 Unit
 equivalents                                           43,701,000          542,000       44,243,000
Redemption of 5,575.0488 Redeemable Units
 of Limited Partnership Interest                       (8,081,246)              --       (8,081,246)
                                                      -----------        ----------      ----------
Partners' capital at December 31, 2002                 57,551,973          816,296       58,368,269
Net income                                             18,702,605          255,330       18,957,935
Sale of 57,621.1285 Redeemable Units of Limited
 Partnership Interest and General Partner's
 contribution representing 313.0352 Unit
 equivalents                                           94,258,000          475,000       94,733,000
Redemption of 11,659.7972 Redeemable Units
 of Limited Partnership Interest                      (18,748,824)              --      (18,748,824)
                                                      -----------       ----------      ------------
Partners' capital at December 31, 2003              $ 151,763,754      $ 1,546,626    $ 153,310,380
                                                     ============        =========      ===========

See accompanying notes to financial statements.

                              Salomon Smith Barney
                           Fairfield Futures Fund L.P.
                          Notes to Financial Statements



1.  Partnership Organization:

     Salomon Smith Barney Fairfield Futures Fund L.P. (the "Partnership") is a limited partnership which was organized under the partnership laws of the State of New York on March 25, 2002 to engage in the speculative trading of a diversified portfolio of commodity interests including futures contracts, options and forward contracts. The commodity interests that are traded by the Partnership are volatile and involve a high degree of market risk.

     Between April 15, 2002 (commencement of the offering period) and June 4, 2002, 12,424 redeemable units of Limited Partnership Interest ("Redeemable Units") and 126 Units of General Partnership Interest were sold at $1,000 per Redeemable Unit. The proceeds of the initial offering were held in an escrow account until June 5, 2002, at which time they were remitted to the Partnership for trading. The Partnership was authorized to sell 50,000
     Redeemable Units of Limited Partnership Interest during its initial offering period. The Partnership is not currently offering Redeemable Units.

     Citigroup Managed Futures LLC, formerly Smith Barney Futures Management LLC, acts as the general partner (the "General Partner") of the Partnership. The Partnership's commodity broker is Citigroup Global Markets Inc. ("CGM"), formerly Salomon Smith Barney Inc. CGM is an affiliate of the General Partner. The General Partner is wholly owned by Citigroup Global Markets Holdings Inc. ("CGMHI"), formerly Salomon Smith Barney Holdings Inc., which is the sole owner of CGM. CGMHI is a wholly owned subsidiary of Citigroup Inc.

     The General Partner and each limited partner share in the profits and losses of the Partnership in proportion to the amount of partnership interest owned by each except that no limited partner shall be liable for obligations of the Partnership in excess of their initial capital contribution and profits, if any, net of distributions.

     The Partnership will be liquidated upon the first to occur of the following: December 31, 2022; the Net Asset Value of a Redeemable Unit decreases to less than $400 per Redeemable Unit as of the close of any business day; a decline in net assets after trading commences to less than $1,000,000, or under certain other circumstances as defined in the Limited Partnership Agreement.

2.  Accounting Policies:

     a. All commodity interests (including derivative financial instruments and derivative commodity instruments) are used for trading purposes. The commodity interests are recorded on trade date and open contracts are recorded in the statements of financial condition at fair value on the last business day of the year, which represents market value for those commodity interests for which market quotations are readily available or other measures of fair value deemed appropriate by management of the General Partner for those commodity interests and foreign currencies for which market quotations are not readily available, including dealer quotes for swaps and certain option contracts. Investments in commodity interests denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing on the last business day of the year. Realized gains (losses) and changes in unrealized gains (losses) on open positions are recognized in the period in which the contract is closed or the changes occur and are included in net gains (losses) on trading of commodity interests.

     b. Income taxes have not been provided as each partner is individually liable for the taxes, if any, on their share of the Partnership's income and expenses.

                              Salomon Smith Barney
                           Fairfield Futures Fund L.P.
                          Notes to Financial Statements


     c. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     d. Certain prior period amounts have been reclassified to conform to current year presentation.

3. Agreements:

   a. Limited Partnership Agreement:

     The General Partner administers the business and affairs of the Partnership including selecting one or more advisors to make trading decisions for the Partnership. The Partnership will pay the General Partner an administrative fee equal to 0.5% of adjusted net assets per year, payable monthly. Month-end Net Assets, for the purpose of calculating administrative fees are Net Assets, as defined in the Limited Partnership Agreement, prior to the reduction of redemptions and incentive fees.

   b. Management Agreement:

     The General Partner, on behalf of the Partnership, has entered into a Management Agreement with Graham Capital Management L.P. (the "Advisor"), a registered commodity trading advisor. The Advisor is not affiliated with the General Partner or CGM and is not responsible for the organization or operation of the Partnership. The Partnership will pay the Advisor a monthly management fee equal to 1/6 of 1% (2% per year) of month-end Net Assets allocated to the Advisor. Month-end Net Assets, for the purpose of calculating management fees are Net Assets, as defined in the Limited Partnership Agreement, prior to the reduction of redemptions and incentive fees.

     In addition, the Partnership will pay the Advisor an incentive fee payable quarterly equal to 20% of the New Trading Profits earned by the Advisor for the Partnership. New trading profits are defined as the excess, if any, of net assets managed by the Advisor at the end of the calendar quarter over the higher of net assets allocated to the Advisor at the date trading commenced, or net assets managed by the Advisor at the end of the highest previous calendar quarter. New trading profits are further adjusted to eliminate the effect of various non-trade-related activities on net assets. These activities may include new capital contributions, redemptions, reallocations or capital distributions, organizational and offering expenses and interest or other income earned on the Partnership's assets. Interest income earned, if any, will not be taken into account in compputing new trading profits earned by the Advisor.

   c. Customer Agreement:

     The Partnership has entered into a Customer Agreement which provides that the Partnership will pay CGM a monthly brokerage fee equal to 4.5% per year of adjusted net assets. Month-end Net Assets, for the purpose of calculating commissions are Net Assets, as defined in the Limited Partnership Agreement, prior to the reduction of accrued expenses and redemptions payable. CGM will pay a portion of brokerage fees to its financial consultants who have sold Redeemable Units in this Partnership. Brokerage fees will be paid for the life of the Partnership, although the rate at which such fees are paid may be changed. The Partnership will pay for National Futures Association fees, exchange, clearing, user, give-up and floor brokerage fees. All of the Partnership's assets are deposited in the Partnership's account at CGM. The Partnership's cash is deposited by CGM in segregated bank accounts to the extent required by Commodity Futures Trading Commission regulations. At December 31, 2003 and 2002, the amount

                              Salomon Smith Barney
                           Fairfield Futures Fund L.P.
                          Notes to Financial Statements


     of cash held for margin requirements was $22,528,015 and $6,290,813, respectively. CGM has agreed to pay the Partnership interest on 80% of the average daily equity in the Partnership's account during each month (i.e., the sum of the daily U.S. dollar cash balance in such accounts divided by the number of calendar days in that month). Interest is earned at the 30-day Treasury bill rate determined weekly by CGM. Interest is paid to the Partnership based on the average noncompetitive yield on 3-month U.S.
     Treasury bills maturing in 30 days (or on the maturity date closest thereto) from the date on which such weekly rate is determined. The Customer Agreement between the Partnership and CGM gives the Partnership the legal right to net unrealized gains and losses. The Customer Agreement may be terminated upon notice by either party.

4.  Trading Activities:

     The Partnership was formed for the purpose of trading contracts in a variety of commodity interests, including derivative financial instruments and derivative commodity instruments. The results of the Partnership's trading activities are shown in the statements of income and expenses.

     All of the commodity interests owned by the Partnership are held for trading purposes. The average fair value during the year ended December 31, 2003 and the period from March 25, 2002 to December 31, 2002, based on a monthly calculation, was $4,723,567 and $2,057,813, respectively.

5.  Distributions and Redemptions:

     Distributions of profits, if any, will be made at the sole discretion of the General Partner and at such times as the General Partner may decide. A limited partner may require the Partnership to redeem their Redeemable Units at their redemption value per Redeemable Unit as of the last day of each month ending at least three months after their issuance on ten days notice to the General Partner. For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses for the initial offering period will not reduce redemption value per Redeemable Unit. There is no fee charged to limited partners in connection with redemptions.

6.  Offering Costs:

     Offering costs of approximately $50,000 relating to the issuance and marketing of the Partnership's Redeemable Units offered were initially paid by CGM. These costs will be reimbursed to CGM by the Partnership over the first 24 months of trading commencing with the month immediately following the first twelve month period of operations (together with interest at the prime rate quoted by JPMorgan Chase & Co.).

     For the year ended December 31, 2003 and the period from March 25, 2002 to December 31, 2002, $23,849 and $11,537 of these costs have been reimbursed to CGM by the Partnership. In addition, the Partnership has recorded interest expense of $1,137 and $1,195 for the year ended December 31, 2003 and the period March 25, 2002 to December 31, 2002, respectively, which is included in other expenses.

     The remaining liability for these costs due to CGM of $14,614 (exclusive of interest charges) will not reduce redemption/subscription value per Redeemable Unit for any purpose (other than financial reporting), including calculation of advisory and brokerage fees.

                              Salomon Smith Barney
                           Fairfield Futures Fund L.P.
                          Notes to Financial Statements


7.  Financial Highlights:

     Changes in the Net Asset Value per Redeemable Unit of Partnership interest for the year ended December 31, 2003 and for period from June 5, 2002 (commencement of trading operations) to December 31, 2002 were as follows:

                                                                            2003              2002
                                                                         ---------          --------
    Net realized and unrealized gains*                                     $415.49           $641.28
    Interest income                                                          12.54              9.96
    Expenses**                                                             (118.96)          (153.45)
                                                                          --------           --------
    Increase for the period                                                 309.07            497.79
    Net asset value per Redeemable Unit, beginning                        1,479.07          1,000.00
     of period
    Offering cost adjustment                                                    --            (18.72)
                                                                         ---------         ----------
    Net asset value per Redeemable Unit, end of period                   $1,788.14         $1,479.07
                                                                         =========          ========

    Redemption/subscription value per Redeemable Unit
     versus net asset value per Redeemable Unit                               0.15              0.93
                                                                          --------          --------
    Redemption/subscription value per Redeemable Unit, end of
     period ***                                                          $1,788.29         $1,480.00
                                                                         =========          ========

    *    Includes brokerage commissions
    **   Excludes brokerage commissions
    ***  For the purpose of a redemption/subscription, any remaining accrued liability for reimbursement of offering costs will not reduce redemption/subscription Net Asset Value per Redeemable Unit.


    Ratios to average net assets: ****
     Net investment loss before incentive fees*****                          (7.4)%             (4.5)%
                                                                             =====              =====

     Operating expenses                                                       8.2%               5.3%
     Incentive fees                                                           4.2%               7.4%
                                                                             -----              ----
     Total expenses                                                          12.4%              12.7%
                                                                            ======             ======

    Total return:
     Total return before incentive fees                                      24.5%              53.9%
     Incentive fees                                                          (3.6)%             (6.0)%
                                                                            ------              -----
     Total return after incentive fees                                       20.9%              47.9%
                                                                            =====               ======


    ****  Annualized in 2002
    ***** Interest income less total expenses (exclusive of incentive fees)

     The above ratios may vary for individual investors based on the timing of capital transactions during the year. Additionally, these ratios are calculated for the Limited Partner class using the Limited Partners' share of income, expenses and average net assets.

                              Salomon Smith Barney
                           Fairfield Futures Fund L.P.
                          Notes to Financial Statements


8.  Financial Instrument Risks:

     In the normal course of its business, the Partnership is party to financial instruments with off-balance sheet risk, including derivative financial instruments and derivative commodity instruments. These financial instruments may include forwards, futures and options, whose values are based upon an underlying asset, index, or reference rate, and generally represent future commitments to exchange currencies or cash flows, to purchase or sell other financial instruments at specific terms at specified future dates, or, in the case of derivative commodity instruments, to have a reasonable possibility to be settled in cash, through physical delivery or with another financial instrument. These instruments may be traded on an exchange or over-the-counter ("OTC"). Exchange traded instruments are standardized and include futures and certain option contracts. OTC contracts are negotiated between contracting parties and include forwards and certain options. Each of these instruments is subject to various risks similar to those related to the underlying financial instruments including market and credit risk. In general, the risks associated with OTC contracts are greater than those associated with exchange traded instruments because of the greater risk of default by the counterparty to an OTC contract. The Partnership's net unrealized gain on exchange traded instruments was $7,024,635 and $4,580,980 at December 31, 2003 and 2002, respectively. The
     Partnership's net unrealized gain (loss) on OTC contracts was $3,974,041 and $(935,941) at December 31, 2003 and 2002, respectively.

     Market risk is the potential for changes in the value of the financial instruments traded by the Partnership due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded.

     Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk with respect to exchange traded instruments is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transactions. The Partnership's risk of loss in the event of counterparty default is typically limited to the amounts recognized in the statements of financial condition and not represented by the contract or notional amounts of the instruments. The Partnership has credit risk and concentration risk because the sole counterparty or broker with respect to the Partnership's assets is CGM.

     The General Partner monitors and controls the Partnership's risk exposure on a daily basis through financial, credit and risk management monitoring systems, and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership is subject. These monitoring systems allow the General Partner to statistically analyze actual trading results with risk adjusted performance indicators and correlation statistics. In addition, on-line monitoring systems provide account analysis of futures, forwards and options positions by sector, margin requirements, gain and loss transactions and collateral positions.

     The majority of these instruments mature within one year of December 31, 2003. However, due to the nature of the Partnership's business, these instruments may not be held to maturity.

                     CITIGROUP MANAGED FUTURES LLC
      (A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)

                        STATEMENT OF FINANCIAL CONDITION

                                DECEMBER 31, 2003

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report

To the Board of Directors and Member of
 Citigroup Managed Futures LLC:



We have audited the accompanying statement of financial condition of Citigroup Managed Futures LLC (the Company) (a wholly owned subsidiary of Citigroup Global Markets Holdings Inc.) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citigroup Managed Futures LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG LLP
    April 27, 2004
    New York, New York

                          CITIGROUP MANAGED FUTURES LLC
      (A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)
                        Statement of Financial Condition
                                December 31, 2003


                                     Assets



Investments in affiliated limited partnerships             $ 20,608,207
Receivables from affiliated limited partnerships              9,251,656
Receivables from other affiliates                             5,973,149
Other assets                                                      8,762
                                                           -------------
         Total assets                                      $ 35,841,774
                                                            ============

                        Liabilities and Member's Capital




Accounts payable and accrued liabilities                   $  3,964,292
Taxes payable                                                 3,724,805
                                                              ----------
         Total liabilities                                    7,689,097


Member's capital                                             86,152,677
Less: Note receivable from member                           (58,000,000)
                                                             -----------
Total member's capital                                       28,152,677
                                                             ----------
         Total liabilities and member's capital            $ 35,841,774
                                                             ==========

The accompanying notes are an integral part of this statement of financial condition.

                          CITIGROUP MANAGED FUTURES LLC
      (A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)

                    NOTES TO STATEMENT OF FINANCIAL CONDITION


Note  1.  Organization

Citigroup Managed Futures LLC (the "Company" or "CMF") is a wholly owned subsidiary of Citigroup Global Markets Holdings Inc. ("CGMHI"). CGMHI is a wholly owned subsidiary of Citigroup Inc. ("Citigroup"). The Company was organized and is authorized to act as a general partner for the management of investment funds and is registered as a commodity pool operator with the Commodity Futures Trading Commission.

At December 31, 2003, the Company is the general partner for 18 domestic Limited Partnerships with total assets of $1,549,068,886, total liabilities of $76,226,292 and total partners' capital of $1,472,842,594. The Company has a general partner's liability, which is unlimited (except to the extent it may be limited by the limited partnership agreement) with respect to these Limited Partnerships.

The Limited Partnerships are organized to engage in the speculative trading of commodity futures contracts and other commodity interests. The Company's responsibilities as the general partner to these Limited Partnerships are described in the various limited partnership agreements. The Company generally maintains an equity investment of 1% in the majority of Limited Partnerships.

The Company is also the trading manager for five offshore funds. As trading manager to these offshore funds, the Company will select trading advisors who in the trading manager's opinion, have demonstrated a high degree of skill in trading commodity interest contracts to manage the assets of the funds. For these services, the Company receives management fees. The Company does not have an equity investment in these offshore funds.

Note 2.  Significant Accounting Policies

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Estimates may vary from actual results.

Investments in Limited Partnerships are valued at the Company's proportionate share of the net asset values as reported by the Limited Partnerships and approximate fair value. The Limited Partnerships value positions at the closing market quotations and through other fair valuation procedures on the last business day of the year.

Under the terms of each of the limited partnership agreements for which CMF is a

                          CITIGROUP MANAGED FUTURES LLC
      (A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)

              NOTES TO STATEMENT OF FINANCIAL CONDITION, continued

general partner, the Company is solely responsible for managing each of the partnerships. Other responsibilities are disclosed in each limited partnership agreement. The Company normally makes a capital contribution to each Limited Partnership. The limited partnership agreements generally require the general partner to maintain a cash investment in the Limited Partnerships equal to the greater of (i) an amount which will entitle the general partner to an interest of 1% in each material item of partnership income, gain, loss, deduction or credit or (ii) the greater of (a) 1% of the aggregate capital contributions of all partners or (b) a minimum of $25,000. While CMF is the general partner thereof, the Company may not reduce its percentage interest in such Limited
Partnerships to less than such required level, as defined in each limited partnership agreement.

Consistent with the limited partnership agreements, the Company received an opinion of counsel that it may maintain its net worth, as defined in the limited partnership agreements (excluding its investment in each Limited Partnership), at an amount not less than 5% of the total contributions to the Limited Partnerships by all partners. CGMHI will contribute such amounts of additional capital to the Company, all or part of which may be contributed by a note (see
Note 3), so that the Company may maintain its net worth requirement. This requirement was met throughout the year ended December 31, 2003.

Receivables from affiliated Limited Partnerships pertain to commissions, management fees and other receivables for services rendered as well as amounts receivable as a result of the Company paying organization, offering and other costs on behalf of the Limited Partnerships. Costs pertaining to organization and offering are reimbursed by the Limited Partnerships to the Company over a period varying from eighteen to forty-eight months or as interest income is earned by a Limited Partnership in accordance with the Limited Partnership's prospectus. The offering costs reimbursable at December 31, 2003 were $721,261. Repayment of these costs is not contingent upon the operating results of the Limited Partnerships. In addition, as general partner, the Company earns monthly management fees and commissions from the Limited Partnerships as defined by the limited partnership agreements. Management fees receivable, commissions receivable, and other receivables at December 31, 2003 were $364,337, $7,238,900 and $927,158, respectively.

Note 3.  Note Receivable from CGMHI

The note receivable consists of a $58,000,000 demand note dated June 22, 1994, which is non-interest bearing and is included in member's capital as of December 31, 2003. The demand note was issued to the Company by CGMHI.

Note 4.  Related Party Transactions

Substantially all transactions of the Company, including the allocation of certain income and expenses, are transacted with CGMHI, limited partnerships of

                          CITIGROUP MANAGED FUTURES LLC
      (A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)

              NOTES TO STATEMENT OF FINANCIAL CONDITION, continued

which it is the general partner, and other affiliates. Receivables from other affiliates on the Company's statement of financial condition represents amounts due from Citigroup Global Markets Inc., an indirect wholly owned subsidiary of CGMHI, for interest income receivable, commissions receivable, and other receivables.

As the Company is a member of a group of affiliated companies, it is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5.  Income Taxes

For tax purposes, the Company has elected, pursuant to IRS regulations, to be considered a pass-through entity whose income tax liabilities will be borne by CGMHI. Under a tax sharing agreement with CGMHI, the Company provides income tax expense, for financial reporting purposes, at an effective rate based on its expected share of Citigroup's consolidated provision for income tax expense. Taxes payable at December 31, 2003 represent the amount due under this agreement.


Note 6.  Employee Benefit Plans

The Company participates in a noncontributory defined benefit pension plan with Citigroup, which covers substantially all U.S. employees.

The Company, through Citigroup, has a defined contribution employee savings plan covering substantially all U.S. employees. In addition, the Company has various incentive plans under which stock of Citigroup is purchased for subsequent distribution to employees, subject to vesting requirements.

Note 7.  Member's Capital

During the year, the Company declared and paid dividends of $4,000,000. Other than net income and these dividends, there were no other changes to member's capital.

Note 8.  Concentrations of Investment in Affiliated Limited Partnerships

Each investment in affiliated limited partnerships was less than 10% of the total assets of the Company as of December 31, 2003.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     Since  March  25,  2002,  the  date  the  Partnership  was  organized,   no
independent accountant who was engaged as the principal accountant to audit the Partnership's financial statements has resigned or was dismissed.

Item 15. Financial Statements and Exhibits.

          (a)  Financial Statements.

               The following financial statements have been filed as part of this registration statement:

               Statements of Financial Condition of the Partnership at December 31, 2003 and 2002.

               Statements of Income and Expenses for the year ended December 31, 2003 and for the period from March 25, 2002 (date Partnership was organized) to December 31, 2002.

               Statements of Partners' Capital for the year ended December 31, 2003 and for the period from March 25, 2002 (date Partnership was organized) to December 31, 2002.

               Condensed Schedule of Investments of the Partnership at December 31, 2003 and 2002.

               Statement of Financial Condition of the General Partner at December 31, 2003.

     (b) Exhibits.


         Exhibit 3.1-  Certificate of Limited Partnership
         Exhibit 3.2- Certificate of Amendment to the Certificate of Limited Partnership
         Exhibit 3.3-  Limited Partnership Agreement
         Exhibit 10.1- Management Agreement among the Partnership, Smith Barney
                       Futures Management LLC (the former name of the General Partner) and Graham Capital Management, L.P.
         Exhibit 10.2- Customer Agreement between the Partnership and Salomon
                       Smith Barney Inc. (the former name of CGM)
         Exhibit 10.3- Agency Agreement between the Partnership, Smith Barney
                       Futures Management LLC (the former name of the General Partner) and Salomon Smith Barney Inc.(the former name of
                       CGM)
         Exhibit 10.4- Form of Subscription Agreement
         Exhibit 10.5- Letter from the General Partner to Graham Capital
                       Management, L.P. extending the Management Agreement from July 1, 2003 to June 30, 2004.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SALOMON SMITH BARNEY FAIRFIELD FUTURES FUND L.P.
(Registrant)


Date:  June 1, 2004


By:  Citigroup Managed Futures LLC
             (General Partner)


By:  /s/ Daniel R. McAuliffe, Jr.
         Daniel R. McAuliffe, Jr.,
         Chief Financial Officer and Director